

CROSS TIMBERS ROYALTY TRUST ANNUAL REPORT **2006**

Glossary of Terms

The following are definitions of significant terms used in this Annual Report:

Bbl — Barrel (of oil)

Bcf — Billion cubic feet (of natural gas)

Mcf — Thousand cubic feet (of natural gas)

MMBtu — One million British Thermal Units, a common energy measurement

net proceeds — Gross proceeds received by XTO Energy from sale of production from the underlying properties, less applicable costs, as defined in the net profits interest conveyances

net profits income — Net proceeds multiplied by the applicable net profits percentage of 75% or 90%, which is paid to the trust by XTO Energy. "Net profits income" is referred to as "royalty income" for income tax purposes.

net profits interest — An interest in an oil and gas property measured by net profits from the sale of production, rather than a specific portion of production. The following defined net profits interests were conveyed to the trust from the underlying properties:

90% net profits interests – interests that entitle the trust to receive 90% of the net proceeds from the underlying properties that are royalty or overriding royalty interests in Texas, Oklahoma and New Mexico

75% net profits interests – interests that entitle the trust to receive 75% of the net proceeds from the underlying properties that are working interests in Texas and Oklahoma

royalty interest (and overriding royalty interest) — A nonoperating interest in an oil and gas property that provides the owner a specified share of production without any production expense or development costs

underlying properties — XTO Energy's interest in certain oil and gas properties from which the net profits interests were conveyed. The underlying properties include royalty and overriding royalty interests in producing and nonproducing properties in Texas, Oklahoma and New Mexico, and working interests in producing properties located in Texas and Oklahoma.

working interest — An operating interest in an oil and gas property that provides the owner a specified share of production that is subject to all production expense and development costs

Forward-Looking Statements

This Annual Report, including the accompanying Form 10-K, includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this Annual Report and Form 10-K, including, without limitation, statements regarding estimates of proved reserves, future development plans and costs, and industry and market conditions, are forward-looking statements that are subject to a number of risks and uncertainties which are detailed in Part I, Item 1A of the accompanying Form 10-K. Although XTO Energy and the trustee believe that the expectations reflected in such forward-looking statements are reasonable, neither XTO Energy nor the trustee can give any assurance that such expectations will prove to be correct.



Cross Timbers Royalty Trust was created on February 12, 1991 by conveyance of 90% net profits interests in certain royalty and overriding royalty interest properties in Texas, Oklahoma and New Mexico, and 75% net profits interests in certain working interest properties in Texas and Oklahoma. XTO Energy Inc. owns the underlying properties from which these net profits interests were conveyed. The net profits interests are the only assets of the trust, other than cash held for trust expenses and for distribution to unitholders.

Net profits income received by the trust on the last business day of each month is calculated and paid by XTO Energy based on net proceeds received from the underlying properties in the prior month. Distributions, as calculated by the trustee, are paid to month-end unitholders of record within ten business days.

Units of Beneficial Interest

The units of beneficial interest in the trust are listed and traded on the New York Stock Exchange under the symbol "CRT." The following are the high and low unit sales prices and total cash distributions per unit paid by the trust during each quarter of 2006 and 2005:

	SALES PRICE		DISTRIBUTIONS
	HIGH	LOW	PER UNIT
2006			
First Quarter	**$ 49.68**	**$ 40.55**	**$ 1.175292**
Second Quarter	**49.43**	**39.42**	**0.844029**
Third Quarter	**51.71**	**42.91**	**1.024486**
Fourth Quarter	**53.75**	**42.80**	**1.197556**
			$ 4.241363
2005			
First Quarter	$ 45.95	$ 35.26	$ 0.723424
Second Quarter	42.35	36.05	0.742308
Third Quarter	56.34	38.55	0.839848
Fourth Quarter	59.00	45.75	1.072326
			$ 3.377906

At December 31, 2006, there were 6,000,000 units outstanding and approximately 417 unitholders of record; 5,793,405 of these units were held by depository institutions.

Summary

The trust was created to collect and distribute monthly net profits income to unitholders. Trust net profits income is received from two major components, the 90% net profits interests and the 75% net profits interests.

The 90% net profits interests were conveyed from underlying royalty and overriding royalty interests in producing properties in Texas, Oklahoma and New Mexico. Most net profits income is from long-lived gas properties in the San Juan Basin of northwestern New Mexico. Because the 90% net profits interests are not subject to production expense or development costs, net profits income from these interests generally only varies because of changes in sales volumes or prices.

The 75% net profits interests were conveyed from underlying working interests in seven large, predominantly oil-producing properties in Texas and Oklahoma. Net profits income from these properties is reduced by production expense and development costs. If costs exceed revenues from the underlying working interest properties in either Texas or Oklahoma, the 75% net profits interests for that state will not contribute to trust net profits income until all excess costs and accrued interest have been recovered from future net proceeds of that state. However, such excess costs will not reduce net profits income from the other 75% net profits interests or from the 90% net profits interests. Such excess costs generally occur during periods of higher development activity and/or lower oil prices.

Distribution Summary

The following table summarizes the effect of the above components on distributions per unit for the last three years:

	2006		2005		2004	
	MONTHLY AVERAGE	ANNUAL TOTAL	MONTHLY AVERAGE	ANNUAL TOTAL	MONTHLY AVERAGE	ANNUAL TOTAL
Net Profits Income						
90% net profits interests	$ 0.299 [A]	$ 3.592 [A]	$ 0.228 [B]	$ 2.738 [B]	$ 0.174	$ 2.092
75% net profits interests	0.058	0.702	0.058	0.697	0.037	0.445
Administration expense (net of interest income)	(0.004)	(0.053)	(0.005)	(0.057)	(0.004)	(0.050)
Total Distribution	$ 0.353 [A]	$ 4.241 [A]	$ 0.281 [B]	$ 3.378 [B]	$ 0.207	$ 2.487

[A] Includes proceeds related to a lawsuit settlement that increased the 2006 distribution by $0.33 per unit (a monthly average of $0.028 per unit).

[B] Includes proceeds related to a purchaser's prior period adjustment that increased the 2005 distribution by $0.27 per unit (a monthly average of $0.023 per unit).

Cost Depletion is generally available to unitholders as a tax deduction from net profits income. Available depletion is dependent upon the unitholder's cost of units, purchase date and prior allowable depletion. It may be more beneficial for unitholders to deduct percentage depletion. Unitholders should consult their tax advisors for further information.

As an example, a unitholder that acquired units in January 2006 and held them throughout 2006 would be entitled to a cost depletion deduction of approximately 9% of his cost. Assuming a cost of $47.00 per unit, cost depletion would offset approximately 96% of 2006 taxable trust income. Assuming a 30% tax rate, the 2006 taxable equivalent return as a percentage of unit cost would be 13%. (NOTE – Because the units are a depleting asset, a portion of this return is effectively a return of capital.)

Reversion Agreement

Certain of the properties underlying the 90% net profits interests are subject to a reversion agreement between XTO Energy and an unrelated third party. The agreement calls for XTO Energy to transfer 25% of its interest in those properties to the third party when net amounts received by XTO Energy from the properties subject to the agreement equal the purchase price of the properties plus a 1% per month return on the unrecouped purchase price, known as payout. At the time payout occurs and the 25% interest is transferred to the third party, net proceeds payable to the trust and trust distributions to unitholders will be reduced. Based on recent prices and sales volumes, XTO Energy has informed the trustee that payout could occur by the end of 2007, thereafter reducing monthly distributions by approximately 5%. Payout is affected by product prices and the level of development of properties subject to the reversion agreement.



We are pleased to present the 2006 Annual Report of Cross Timbers Royalty Trust. This report includes a copy of the trust's 2006 Form 10-K as filed with the Securities and Exchange Commission. Both reports contain important information about the trust's net profits interests, including information provided to the trustee by XTO Energy, and should be read in conjunction with each other.

For the year ended December 31, 2006, net profits income totaled $25,767,154. After deducting trust administration expense and adding interest income, distributable income was $25,448,178, or $4.241363 per unit. Distributions for the year were higher than in 2005 primarily because of increased gas production and higher oil and gas prices.

Natural gas prices for 2006 averaged $8.79 per Mcf for sales from the underlying properties, a 13% increase from the 2005 average price of $7.76 per Mcf. Gas sales volumes from the underlying properties for the year ended December 31, 2006 totaled 2,666,477 Mcf, or 7,305 Mcf per day, an 18% increase from 2005 production of 2,252,361 Mcf, or 6,171 Mcf per day. Gas sales volumes increased primarily because of the timing of cash receipts, increased production from new wells and workovers and prior period volume adjustments, partially offset by natural production decline.

The average oil price increased to $59.05 per Bbl, up 19% from the 2005 average price of $49.70 per Bbl. Oil sales volumes from the underlying properties during 2006 were 270,112 Bbls, or 740 Bbls per day, compared to 2005 levels of 270,525 Bbls, or 741 Bbls per day.

As of December 31, 2006, proved reserves for the underlying properties were estimated by independent engineers to be 3.0 million Bbls of oil and 31.9 Bcf of natural gas. Based on an allocation of these reserves, proved reserves attributable to the net profits interests were estimated to be 1.4 million Bbls of oil and 28.1 Bcf of natural gas. Proved reserves for the underlying properties and attributable to the net profits interests as of December 31, 2006 have been reduced to reflect anticipated payout as of January 1, 2008 under the reversion agreement in which 25% of XTO Energy's interest in certain underlying royalties will transfer to an unrelated third party when payout occurs. See "Trustee's Discussion and Analysis – Years Ended December 31, 2006, 2005 and 2004 – Reversion Agreement."

From year-end 2005 to 2006, oil reserves for the underlying properties decreased 10% primarily because of production. Oil reserves attributable to the net profits interests decreased 17% primarily because of higher estimated future production costs for underlying properties to the 75% net profits interest, as well as because of 2006 production. Year-end gas reserves for the underlying properties, as well as for the net profits interests, decreased approximately 3% from 2005 to 2006 primarily because of production, partially offset by reserve additions from development activity in the San Juan Basin. All reserve information prepared by independent engineers has been provided to the trustee by XTO Energy.

Estimated future net cash flows from proved reserves of the net profits interests at December 31, 2006 are $196.6 million. Using an annual discount factor of 10%, the present value of estimated future net cash flows at December 31, 2006 is $97.4 million. Proved reserve estimates and related future net cash flows have been determined based on a year-end West Texas Intermediate posted oil price of $57.75 per Bbl and a year-end average realized gas price of $5.01 per Mcf. Other guidelines used in estimating proved reserves, as prescribed by the Financial Accounting Standards Board, are described under Item 2 of the accompanying Form 10-K. The present value of estimated future net cash flows is not indicative of the market value of trust units.

As disclosed in the tax instructions provided to unitholders in February 2007, trust distributions are considered portfolio income, rather than passive income. Unitholders should consult their tax advisors for further information.

Cross Timbers Royalty Trust
By: Bank of America, N.A., Trustee

Nancy G. Willis

By: Nancy G. Willis
Vice President

The underlying properties include over 2,900 producing properties with established production histories in Texas, Oklahoma and New Mexico. The average reserve-to-production index for the underlying properties as of December 31, 2006 is approximately 13 years. This index is calculated using total proved reserves and estimated 2007 production for the underlying properties. The projected 2007 production is from proved developed producing reserves as of December 31, 2006. Based on estimated future net cash flows at year-end oil and gas prices, the proved reserves of the underlying properties are approximately 36% oil and 64% natural gas. The underlying properties also include certain nonproducing properties in Texas, Oklahoma and New Mexico that are primarily mineral interests. As discussed below under "75% Net Profits Interests," XTO Energy became operator of the Penwell Unit in August 2004. Other than this property and approximately 20 of the underlying royalty interests in the San Juan Basin that burden operated working interests, XTO Energy cannot significantly influence or control the operations of the underlying properties.

In January 2006, XTO Energy announced that it would consider selling the underlying properties. However, XTO Energy advised the trustee in August 2006, that after a full review, it has decided to retain ownership of these underlying property interests at this time.



90% Net Profits Interests

Royalty and overriding royalty properties underlying the 90% net profits interests represent 76% of the discounted future net cash flows from trust proved reserves at December 31, 2006. Approximately 82% of the discounted future net cash flows from the 90% net profits interests is from gas reserves, totaling 27.8 Bcf. Oil reserves underlying the 90% net profits interests are primarily located in West Texas and are estimated to be 530,000 Bbls at December 31, 2006.

Because the properties underlying the 90% net profits interests are royalty interests and overriding royalty interests, net profits income from these properties is not reduced by production expense or development costs. Additionally, net profits income from these interests cannot be reduced by any excess costs of the 75% net profits interests. The trust, therefore, should generally receive monthly net profits income from these interests, as determined by oil and gas sales volumes and prices.

Most of the trust's gas reserves are located in the San Juan Basin of northwestern New Mexico, one of the largest domestic gas fields. The San Juan Basin royalties produced approximately 74% of the trust's gas sales volumes and accounted for 53% of the net profits income for 2006. As of December 31, 2006, trust proved gas reserves in this region are estimated to be 22.9 Bcf, or 82% of total trust gas reserves.

Approximately 18% of the trust's 2006 gas sales volumes were from coal seam production in the San Juan Basin. In October 2002, regulatory authorities approved increasing the density of coal seam wells drilled in the San Juan Basin from one to two wells per 320-acre spacing unit, doubling the number of drill wells allowed. Increasing the density of coal seam wells could impact a significant portion of the trust's acreage. XTO Energy has informed the trustee that it believes operators will pursue increased density drilling, but the potential effect on the trust is unknown.

Most of the trust's San Juan Basin conventional, or non-coal seam, gas is produced from the Mesaverde formation. In 1999, this formation was approved for increased density drilling, which doubled the number of drill wells allowed to four per spacing unit. XTO Energy has advised the trustee that the trust has received net proceeds from additional Mesaverde wells in recent years and that it believes operators will continue to further develop the Mesaverde formation underlying the net profits interests.

75% Net Profits Interests

Underlying the 75% net profits interests are working interests in seven large, predominantly oil-producing properties in Texas and Oklahoma operated primarily by established oil companies. These properties are located in mature fields undergoing secondary or tertiary recovery operations. Most of the oil produced from the 75% net profits interest properties is sour oil, which is sold at a wider decrement to NYMEX sweet crude oil prices. As a result of an acquisition in August 2004, XTO Energy became operator of the Penwell Unit. XTO Energy's original interest in this unit is one of the properties underlying the Texas 75% net profits interests. With the exception of the Penwell Unit, XTO Energy generally has little influence or control over operations on any of these properties.

Proved reserves from the 75% net profits interests are almost entirely oil, estimated to be approximately 869,000 Bbls at year-end 2006. Based on year-end oil and gas prices, proved reserves from these interests represent 24% of the discounted future net cash flows of the trust's proved reserves at December 31, 2006.

Because these underlying properties are working interests, production expense and development costs are deducted in calculating net profits income from the 75% net profits interests. As a result, net profits income from these interests is affected by the level of maintenance and development activity on these underlying properties. Net profits income is also dependent upon oil and gas sales volumes and prices and is subject to reduction for any prior period excess costs.

Total 2006 development costs were $724,285, up 13% from 2005 development costs of $641,657. Development costs were higher in 2006 because of increased development activity and higher costs. January and February 2007 development costs totaled approximately $280,000, and were primarily incurred in fourth quarter 2006.

As reported to XTO Energy by unit operators in February of each year, budgeted development costs were $1.8 million for 2006 and $272,000 for 2005. Actual development costs often differ from amounts budgeted because of changes in product prices and other factors that may affect the timing or selection of projects. Also, costs are deducted in the calculation of trust net profits income several months after they are incurred by the operator. Unit operators have reported total budgeted costs, net to the underlying properties, of approximately $2.3 million for 2007 and $1.3 million for 2008.

There were no excess costs in 2004, 2005 or 2006. For information regarding the effect of excess costs on trust net profits income, see "Trustee's Discussion and Analysis – Years Ended December 31, 2006, 2005 and 2004 – Costs."

Estimated Proved Reserves and Future Net Cash Flows

The following are proved reserves of the underlying properties, as estimated by independent engineers, and proved reserves and future net cash flows from proved reserves of the net profits interests, based on an allocation of these reserves, at December 31, 2006:

	UNDERLYING PROPERTIES		NET PROFITS INTERESTS			
	PROVED RESERVES [A]		PROVED RESERVES [A] [B]		FUTURE NET CASH FLOWS FROM PROVED RESERVES [A] [C]	
[IN THOUSANDS]	OIL [BBLS]	GAS [MCF]	OIL [BBLS]	GAS [MCF]	UNDISCOUNTED	DISCOUNTED
90% Net Profits Interests						
San Juan Basin	43	25,492	39	22,943	$ 100,490	$ 46,991
Other New Mexico	60	211	54	194	4,094	2,282
Texas	442	3,142	398	2,830	35,209	18,173
Oklahoma	44	2,104	39	1,821	11,602	6,108
Total	589	30,949	530	27,788	151,395	73,554
75% Net Profits Interests						
Texas	1,119	591	426	222	22,410	11,132
Oklahoma	1,277	341	443	118	22,815	12,702
Total	2,396	932	869	340	45,225	23,834
Total	2,985	31,881	1,399	28,128	$ 196,620	$ 97,388

[A] Based on year-end oil and gas prices. Discounted estimated future net cash flows from proved reserves decreased 31% from year-end 2005 to 2006, primarily because of a 35% decrease in year-end natural gas prices. For further information regarding proved reserves and the method of allocation of proved reserves to the net profits interests, see Item 2 of the accompanying Form 10-K.

[B] Since the trust has defined net profits interests, the trust does not own a specific percentage of the oil and gas reserves. Because trust reserve quantities are determined using an allocation formula, any fluctuations in actual or assumed prices or costs will result in revisions to the estimated reserve quantities allocated to the net profits interests.

[C] Before income taxes since future net cash flows are not subject to taxation at the trust level.

Years Ended December 31, 2006, 2005 and 2004

Net profits income for 2006 was $25,767,154, as compared with $20,607,961 for 2005 and $15,222,417 for 2004. The 25% increase in net profits income from 2005 to 2006 was primarily because of increased gas production and higher oil and gas prices. The 35% increase in net profits income from 2004 to 2005 was primarily because of higher oil and gas prices. During 2006, 2005 and 2004, 68%, 65% and 69%, respectively, of net profits income was derived from gas sales.

Trust administration expense was $376,592 in 2006 as compared to $363,582 in 2005 and $304,390 in 2004. Administration expense increased from 2004 to 2005 primarily because of the timing of expenditures related to the audit of the trust's internal control over financial reporting. Interest income was $57,616 in 2006, $23,057 in 2005 and $6,031 in 2004. Changes in interest income are attributable to fluctuations in net profits income and interest rates.

Net profits income is recorded when received by the trust, which is the month following receipt by XTO Energy, and generally two months after oil production and three months after gas production. Net profits income is generally affected by three major factors:

- **oil and gas sales volumes,**
- **oil and gas sales prices, and**
- **costs deducted in the calculation of net profits income.**

Volumes

Oil. Underlying oil sales volumes were relatively unchanged from 2005 to 2006, as compared to a 2% decrease from 2004 to 2005. Oil sales volumes in 2006 remained relatively unchanged from 2005 primarily because natural production decline was offset by the timing of cash receipts and increased production from new wells and workovers. Decreased oil sales volumes in 2005 were primarily because of natural production decline, partially offset by the timing of cash receipts.

Gas. Underlying gas sales volumes increased 18% from 2005 to 2006 as compared to a 13% decrease from 2004 to 2005. Increased gas sales volumes in 2006 were primarily because of the timing of cash receipts, increased production from new wells and workovers and prior period volume adjustments, partially offset by natural production decline. Decreased gas sales volumes in 2005 were primarily because of natural production decline, as well as the timing of cash receipts and prior period volume adjustments.

Prices

Oil. The average oil price for 2006 was $59.05 per Bbl, 19% higher than the 2005 average oil price of $49.70, which was 39% higher than the 2004 average price of $35.68. Since early 2004, oil prices have generally been rising primarily because of increasing global demand and supply shortage concerns, inadequate sour crude refining capacity, reduced production as a result of tropical storms and hurricanes in the Gulf of Mexico in 2005 and political instability. Rising tension in the Middle East caused oil prices to increase to record levels in July 2006, exceeding $78.00 per Bbl. Rising crude oil supplies, reduced geopolitical tension and the potential for lower demand in a slowing U.S. economy have caused recent oil prices to fluctuate between approximately $50.00 and $60.00 per Bbl. Oil prices are expected to remain volatile. The average NYMEX price for November 2006 through January 2007 was $58.68 per Bbl. At February 15, 2007, the average NYMEX oil price for the following 12 months was $60.56 per Bbl. Recent trust oil prices have averaged approximately 11% lower than the NYMEX price.

Gas. The 2006 average gas price was $8.79 per Mcf, a 13% increase from the 2005 average gas price of $7.76, which was 35% higher than the 2004 average price of $5.73. Excluding the effects of the lawsuit settlement in fourth quarter 2006 and the recalculation and remittance of royalties in third and fourth quarters 2005, the average gas price increased 10% from $7.43 per Mcf in 2005 to $8.18 per Mcf in 2006. See "Other Proceeds" below. Since early 2004, gas prices have generally been increasing due primarily to increased demand and declining North American production. These trends accelerated in the second half of 2005 due to the effects of hurricanes on Gulf of Mexico production. During most of 2006, gas prices trended lower primarily because of an adequate natural gas supply inventory due to the warmer than normal weather during the winter of 2005-2006 and the absence of hurricane activity in the Gulf of Mexico in 2006. Much colder temperatures during February 2007 have caused prices to partially rebound. Prices will continue to be affected by weather, the U.S. economy, the level of North American production, crude oil prices and import levels of liquified natural gas. Natural gas prices are expected to remain volatile.

Historically, trust average gas prices have generally approximated or been higher than NYMEX prices for the related production period. However, because of the effects of the Gulf hurricanes, production from the underlying properties sold at a significant decrement to NYMEX prices in late 2005 and early 2006. See "Gulf of Mexico Hurricanes" on page 8.

The average NYMEX price for fourth quarter 2006 was $6.56 per MMBtu. Recent trust gas prices have averaged approximately 20% higher than the NYMEX price. At February 15, 2007, the average NYMEX gas price for the following 12 months was $8.09 per MMBtu.

Costs

Because properties underlying the 90% net profits interests are royalty and overriding royalty interests, the calculation of net profits income from these interests only includes deductions for production and property taxes, legal costs, and marketing and transportation charges. In addition to these costs, the calculation of net profits income from the 75% net profits interests includes deductions for production expense and development costs since the related underlying properties are working interests. Net profits income is calculated monthly for each of the five conveyances under which the net profits interests were conveyed to the trust. If monthly costs exceed revenues for any conveyance, such excess costs must be recovered, with accrued interest, from future net proceeds of that conveyance and cannot reduce net profits income from other conveyances. Costs have never exceeded revenues from 90% net profits interests, nor are they expected to in the future. The last time one of the 75% net profits interests conveyances were in an excess cost position was in March 2002; these excess costs and related accrued interest were fully recovered by May 2002.

Total costs deducted in the calculation of net profits income were $10.4 million in 2006, $8.2 million in 2005 and $7.2 million in 2004. The 27% increase in costs from 2005 to 2006 is attributable to higher production taxes associated with increased revenues, increased production expense related to increased power and fuel costs and the timing of maintenance projects, higher property taxes related to increased commodity prices and the timing of cash disbursements and higher development costs. The 14% increase in costs from 2004 to 2005 is primarily attributable to higher production taxes associated with increased revenues, higher development costs and increased production expense related to the timing of maintenance projects.

Unit operators of the properties underlying the 75% net profits interests have reported total budgeted development costs, net to the underlying properties, of approximately $2.3 million for 2007 and $1.3 million for 2008, as compared to budgeted development costs of $1.8 million and actual development costs of $724,285 for 2006. Actual development costs often differ from amounts budgeted because of changes in product prices and other factors that may affect the timing or selection of projects.

Other Proceeds

The calculation of net profits income for 2006 includes a lawsuit settlement of $2,209,927 related to underpayment of royalties on underlying properties in the San Juan Basin. Included in this settlement is interest of $566,848 and additional gas revenue of $1,643,079, which increased the 2006 average gas sales price by $0.61 per Mcf. The total one-time settlement, net to the trust, was $1,988,934, or $0.33 per unit.

The calculation of net profits income for 2005 includes $1,831,411 related to a purchaser's recalculation and remittance of royalties for prior period production from underlying properties in the San Juan Basin. Included in this amount is interest of $1,081,178 and additional gas revenue of $750,233, which increased the 2005 average gas sales price by $0.33 per Mcf. The total one-time adjustment, net to the trust, was $1,648,270, or $0.27 per unit.

State of Texas Margin Tax

In May 2006, the State of Texas passed legislation to implement a new margin tax of 1% to be imposed on revenues less certain costs, as specified in the legislation, generated from Texas activities beginning in 2007. Entities subject to the tax generally include trusts, unless otherwise exempt, and various other types of entities. Trusts that meet statutory requirements are generally exempt from the margin tax as "passive entities"; however, there is currently no clear authority that the trust meets requirements for the margin tax exemption as a passive entity. Additional legislative action or issuance of applicable administrative rules by the state comptroller may be necessary to determine if the trust is exempt. The trust does not currently intend to pay the margin tax, based on the assumption that it is exempt as a passive entity. However, if it is subsequently determined that the trust is not exempt from the margin tax, the trust would be required to deduct and withhold from future distributions the amounts necessary to pay the margin tax for the entire 2007 year, including the tax liability accruing on income distributed after January 2007 from which no tax was withheld. Approximately 30% of the trust's net profits income is generated from underlying properties in Texas.

If the trust is exempt from the margin tax at the trust level as a passive entity, each unitholder that is a taxable entity would generally include its share of the trust's revenues in its margin tax computation. If, however, the margin tax is imposed on the trust at the trust level, each unitholder subject to the margin tax would generally exclude its share of the trust's net income from the margin tax calculation. Unitholders should consult their tax advisors regarding their individual tax situation.

Gulf of Mexico Hurricanes

In late August and September 2005, hurricanes in the Gulf of Mexico disrupted a significant portion of U.S. oil and gas production, leading to higher and more volatile commodity prices. These increased prices began affecting distributions to unitholders beginning with the December 2005 distribution that was paid in January 2006. The underlying properties to the trust are not located near the Gulf and related production was not significantly affected. However, because of greater supply and weaker demand in areas where trust related oil and gas is produced, the price received for such production was significantly lower than NYMEX prices, which are generally representative of the price received for gas delivered in the Louisiana Gulf region. Production expense and development costs have increased throughout the industry because of storm damages and related supply shortages.

Reversion Agreement

Certain of the properties underlying the 90% net profits interests are subject to a reversion agreement between XTO Energy and an unrelated third party. The agreement calls for XTO Energy to transfer 25% of its interest in those properties to the third party when net amounts received by XTO Energy from the properties subject to the agreement equal the purchase price of the properties plus a 1% per month return on the unrecouped purchase price, known as payout. At the time payout occurs and the 25% interest is transferred to the third party, net proceeds payable to the trust and trust distributions to unitholders will be reduced. Based on recent prices and sales volumes, XTO Energy has informed the trustee that payout could occur by the end of 2007, thereafter reducing monthly distributions by approximately 5%. Payout is affected by product prices and the level of development of properties subject to the reversion agreement.

Fourth Quarter 2006 and 2005

During the quarter ended December 31, 2006, the trust received net profits income totaling $7,222,588, compared with fourth quarter 2005 net profits income of $6,487,591. This 11% increase is primarily attributable to lawsuit settlement proceeds included in fourth quarter 2006 net profits income. See "Other Proceeds" below.

Administration expense was $52,178 and trust interest income was $14,926, resulting in fourth quarter 2006 distributable income of $7,185,336, or $1.197556 per unit. Distributable income for fourth quarter 2005 was $6,433,956, or $1.072326 per unit. Distributions to unitholders for the quarter ended December 31, 2006 were:

RECORD DATE	PAYMENT DATE	PER UNIT
October 31, 2006	November 14, 2006	$ 0.298251
November 30, 2006	December 14, 2006	0.570012
December 29, 2006	January 16, 2007	0.329293
		$ 1.197556



Volumes

Fourth quarter 2006 underlying oil sales volumes were 64,389 Bbls, or 4% lower than 2005 levels. Oil sales volumes decreased in 2006 primarily because of natural production decline, partially offset by the timing of cash receipts and increased volumes from new wells and workovers. Underlying gas sales volumes were 612,878 Mcf, or 8% higher than 2005 levels. This increase in gas sales volumes was primarily because of the timing of cash receipts and increased production from new wells and workovers, partially offset by natural production decline.

Prices

The average fourth quarter 2006 oil price was $60.12 per Bbl, 2% higher than the fourth quarter 2005 average price of $59.05. The average fourth quarter 2006 gas price was $10.23 per Mcf, 20% higher than the fourth quarter 2005 average price of $8.50. Excluding the effects of the lawsuit settlement in the fourth quarter 2006 the average price was $7.55. See "Other Proceeds" below. For further information about oil and gas prices, see "Years Ended December 31, 2006, 2005 and 2004 – Prices" on page 6.

Costs

Costs deducted in the calculation of fourth quarter 2006 net profits income increased $31,684, or 1%, from fourth quarter 2005. This increase was primarily related to increased purchaser revenue deductions.

Other Proceeds

The fourth quarter 2006 calculation of net profits income includes a lawsuit settlement of $2,209,927 related to underpayment of royalties on underlying properties in the San Juan Basin. Included in this amount is interest of $566,848 and additional gas revenue of $1,643,079, which increased the fourth quarter 2006 average gas sales price by $2.68 per Mcf. The total one-time settlement, net to the trust, was $1,988,934, or $0.33 per unit.

The fourth quarter 2005 calculation of net profits income includes $1,081,178 in interest income related to a purchaser's recalculation and remittance of royalties for prior period production from underlying properties in the San Juan Basin. The recalculation and remittance of royalties were included in the third quarter 2005 calculation of net profits income as additional gas revenue of $750,233.

See Item 7 of the accompanying Form 10-K for disclosures regarding liquidity and capital resources, off-balance sheet arrangements, contractual obligations and commitments, related party transactions and critical accounting policies of the trust. See Item 7A of the accompanying Form 10-K for quantitative and qualitative disclosures about market risk affecting the trust.

Calculation of Net Profits Income

The following is a summary of the calculation of net profits income received by the trust:

	Year Ended December 31 [A]			Three Months Ended December 31 [A]	
Sales Volumes	2006	2005	2004	2006	2005
Oil (Bbls) [B]					
Underlying properties	270,112	270,525	275,792	64,389	67,196
Average per day	740	741	754	700	730
Net profits interests	143,067	145,698	136,608	33,999	35,441
Gas (Mcf) [B]					
Underlying properties	2,666,477	2,252,361	2,584,814	612,878	567,540
Average per day	7,305	6,171	7,062	6,662	6,169
Net profits interests	2,329,603	1,965,576	2,272,853	534,196	495,465
Average Sales Price					
Oil (per Bbl)	$ 59.05	$ 49.70	$ 35.68	$ 60.12	$ 59.05
Gas (per Mcf) [C] [D]	$ 8.79	$ 7.76	$ 5.73	$ 10.23	$ 8.50
Revenues					
Oil sales	$ 15,949,207	$ 13,444,407	$ 9,839,883	$ 3,870,895	$ 3,967,979
Gas sales [C] [D]	23,443,948	17,471,247	14,823,564	6,270,832	4,822,822
Total Revenues	39,393,155	30,915,654	24,663,447	10,141,727	8,790,801
Costs					
Taxes, transportation and other	5,501,724	4,005,653	3,693,129	1,259,900	1,132,275
Production expense [E]	4,166,959	3,522,305	3,124,582	1,006,481	962,863
Development costs	724,285	641,657	338,812	190,205	329,764
Total Costs	10,392,968	8,169,615	7,156,523	2,456,586	2,424,902
Other Proceeds					
Interest income [C] [D]	566,848	1,081,178	–	566,848	1,081,178
Net Proceeds	$ 29,567,035	$ 23,827,217	$ 17,506,924	$ 8,251,989	$ 7,447,077
Net Profits Income	$ 25,767,154	$ 20,607,961	$ 15,222,417	$ 7,222,588	$ 6,487,591

[A] Because of the interval between time of production and receipt of net profits income by the trust, oil and gas sales for the year ended December 31 generally relate to oil production from November through October and gas production from October through September, while oil and gas sales for the quarter ended December 31 generally relate to oil production from August through October and gas production from July through September.

[B] Oil and gas sales volumes are allocated to the net profits interests based upon a formula that considers oil and gas prices and the total amount of production expense and development costs. Changes in any of these factors may result in disproportionate fluctuations in volumes allocated to the net profits interests. Therefore, comparative analysis is based on the underlying properties.

[C] In fourth quarter 2006, $2,209,927 was received related to a lawsuit settlement for underpayment of royalties of $1,643,079 on certain San Juan Basin properties. Included in this settlement was interest of $566,848. This settlement increased the average gas sales price by $0.61 for 2006 and by $2.68 for the quarter ended December 31, 2006. The total one-time settlement, net to trust, was $1,988,934, or $0.33 per unit.

[D] In third and fourth quarters 2005, $1,831,411 was received related to a purchaser's recalculation and remittance of royalties of $750,233 for prior period San Juan Basin production. This payment included interest of $1,081,178, which was included in the fourth quarter 2005 net profits calculation. This settlement increased the average gas sales price by $0.33 for 2005 and had no effect on the average gas sales price for fourth quarter 2005. The total one-time adjustment, net to the trust, was $1,648,270, or $0.27 per unit.

[E] Includes an overhead charge which is deducted and retained by XTO Energy. As of December 31, 2006, this charge was $27,778 per month (including a monthly overhead charge of $2,470 which XTO Energy deducts as operator of the Penwell Unit) and is subject to adjustment each May based on an oil and gas industry index.

Statements of Assets, Liabilities and Trust Corpus

	DECEMBER 31	
	2006	2005
Assets		
Cash and short-term investments	$ 1,970,795	$ 2,111,521
Interest to be received	4,963	2,489
Net profits interests in oil and gas properties – net (Notes 1 and 2)	19,679,502	21,204,723
	$ 21,655,260	$ 23,318,733
Liabilities and Trust Corpus		
Distribution payable to unitholders	$ 1,975,758	$ 2,114,010
Trust corpus (6,000,000 units of beneficial interest authorized and outstanding)	19,679,502	21,204,723
	$ 21,655,260	$ 23,318,733

Statements of Distributable Income

	YEAR ENDED DECEMBER 31		
	2006	2005	2004
Net Profits Income	$ 25,767,154	$ 20,607,961	$ 15,222,417
Interest income	57,616	23,057	6,031
Total Income	25,824,770	20,631,018	15,228,448
Administration expense	376,592	363,582	304,390
Distributable Income	$ 25,448,178	$ 20,267,436	$ 14,924,058
Distributable Income Per Unit (6,000,000 units)	$ 4.241363	$ 3.377906	$ 2.487343

Statements of Changes in Trust Corpus

	YEAR ENDED DECEMBER 31		
	2006	2005	2004
Trust Corpus – beginning of year	$ 21,204,723	$ 22,847,694	$ 24,665,401
Amortization of net profits interests	(1,525,221)	(1,642,971)	(1,817,707)
Distributable income	25,448,178	20,267,436	14,924,058
Distributions declared	(25,448,178)	(20,267,436)	(14,924,058)
Trust Corpus – end of year	$ 19,679,502	$ 21,204,723	$ 22,847,694

See Accompanying Notes to Financial Statements.

1. Trust Organization and Provisions

Cross Timbers Royalty Trust was created on February 12, 1991 by predecessors of XTO Energy Inc., when the following net profits interests were conveyed under five separate conveyances to the trust effective October 1, 1990, in exchange for 6,000,000 units of beneficial interest in the trust:

- 90% net profits interests in certain producing and nonproducing royalty and overriding royalty interest properties in Texas, Oklahoma and New Mexico, and
- 75% net profits interests in certain nonoperated working interest properties in Texas and Oklahoma.

The underlying properties from which the net profits interests were carved are currently owned by XTO Energy (Note 5). The trust's initial public offering was in February 1992.

Bank of America, N.A. is the trustee of the trust. The trust indenture provides, among other provisions, that:

- the trust may not engage in any business activity or acquire any assets other than the net profits interests and specific short-term cash investments;
- the trust may not dispose of all or part of the net profits interests unless approved by 80% of the unitholders, or upon trust termination, and any sale must be for cash with the proceeds promptly distributed to the unitholders;
- the trustee may establish a cash reserve for payment of any liability that is contingent or not currently payable;
- the trustee may borrow funds required to pay trust liabilities if fully repaid prior to further distributions to unitholders;
- the trustee will make monthly cash distributions to unitholders (Note 3); and
- the trust will terminate upon the first occurrence of:
  - disposition of all net profits interests pursuant to terms of the trust indenture,
  - gross revenue of the trust is less than $1 million per year for two successive years, or
  - a vote of 80% of the unitholders to terminate the trust in accordance with provisions of the trust indenture.

2. Basis of Accounting

The financial statements of the trust are prepared on the following basis and are not intended to present financial position and results of operations in conformity with U.S. generally accepted accounting principles:

- Net profits income is recorded in the month received by the trustee (Note 3).
- Interest income, interest to be received and distribution payable to unitholders include interest to be earned on net profits income from the monthly record date (last business day of the month) through the date of the next distribution.
- Trust expenses are recorded based on liabilities paid and cash reserves established by the trustee for liabilities and contingencies.
- Distributions to unitholders are recorded when declared by the trustee (Note 3).

The most significant differences between the trust's financial statements and those prepared in accordance with U.S. generally accepted accounting principles are:

- Net profits income is recognized in the month received rather than accrued in the month of production.
- Expenses are recognized when paid rather than when incurred.
- Cash reserves may be established by the trustee for certain contingencies that would not be recorded under generally accepted accounting principles.

This comprehensive basis of accounting other than U.S. generally accepted accounting principles corresponds to the accounting permitted for royalty trusts by the U.S. Securities and Exchange Commission, as specified by Staff Accounting Bulletin Topic 12:E, Financial Statements of Royalty Trusts.

Most accounting pronouncements apply to entities whose financial statements are prepared in accordance with U.S. generally accepted accounting principles, directing such entities to accrue or defer revenues and expenses in a period other than when such revenues were received or expenses were paid. Because the trust's financial statements are prepared on the modified cash basis, as described above, most accounting pronouncements are not applicable to the trust's financial statements.

The initial carrying value of the net profits interests of $61,100,449 was XTO Energy's historical net book value of the interests on February 12, 1991, the date of the transfer to the trust. Amortization of the net profits interests is calculated on a unit-of-production basis and charged directly to trust corpus. Accumulated amortization was $41,420,947 as of December 31, 2006 and $39,895,726 as of December 31, 2005.

3. Distributions to Unitholders

The trustee determines the amount to be distributed to unitholders each month by totaling net profits income and other cash receipts, and subtracting liabilities paid and adjustments in cash reserves established by the trustee. The resulting amount (with estimated interest to be received on such amount through the distribution date) is distributed to unitholders of record within ten business days after the monthly record date, the last business day of the month.

Net profits income received by the trustee consists of net proceeds received in the prior month by XTO Energy from the underlying properties multiplied by the net profits percentage of 90% or 75%. Net proceeds are the gross proceeds received from the sale of production, less applicable costs. For the 90% net profits interests, such costs generally include production and property taxes, legal costs, and marketing and transportation charges. In addition to these costs, the 75% net profits interests include deductions for production expense and development costs. See Note 8.

XTO Energy, as owner of the underlying properties, computes net profits income separately for each of the five conveyances (Note 1). If costs exceed gross proceeds for any conveyance, such excess costs cannot be used to reduce the amounts to be received under the other conveyances. The trust is not liable for excess costs; however, such excess costs plus accrued interest are deducted in calculating future net profits income from that conveyance.

4. Federal Income Taxes

Tax counsel has advised the trust that, under current tax laws, the trust will be classified as a grantor trust for federal income tax purposes and therefore is not subject to taxation at the trust level. However, the opinion of tax counsel is not binding on the Internal Revenue Service.

For federal income tax purposes, unitholders of a grantor trust are considered to own trust income and principal as though no trust were in existence. The income of the trust is deemed to be received or accrued by the unitholders at the time such income is received or accrued by the trust, rather than when distributed by the trust.

5. XTO Energy Inc.

The underlying properties include approximately 20 overriding royalty interests in New Mexico that burden working interests owned and operated by XTO Energy. These working interests were purchased by XTO Energy after the net profits interests were conveyed to the trust. XTO Energy also operates the Penwell Unit, following the acquisition of an additional interest in this unit in August 2004. XTO Energy's original interest in the Penwell Unit is one of the properties underlying the Texas 75% net profits interests. Other than these properties,



XTO Energy does not operate or control any of the underlying properties or related working interests.

In January 2006, XTO Energy announced that it would consider selling the underlying properties. However, XTO Energy advised the trustee in August 2006, that after a full review, it has decided to retain ownership of these underlying property interests at this time.

In computing net profits income for the 75% net profits interests (Note 3), XTO Energy deducts an overhead charge as reimbursement for costs associated with monitoring these interests. This charge at December 31, 2006 was $25,308 per month, or $303,696 annually (net to the trust of $227,772 annually). XTO Energy also deducts an overhead charge as operator of the Penwell Unit. As of December 31, 2006, overhead attributable to the Penwell Unit was $2,470 per month, or $29,640 annually (net to the trust of $22,230 annually). These overhead charges are subject to an annual adjustment based on an oil and gas industry index.

6. Reversion Agreement

Certain of the properties underlying the 90% net profits interests are subject to a reversion agreement between XTO Energy and an unrelated party. The agreement calls for XTO Energy to transfer 25% of its interest in those properties to the third party when net amounts received by XTO Energy from the properties subject to the agreement equal the purchase price of the properties plus a 1% per month return on the unrecouped purchase price, known as payout. At the time payout occurs and the 25% interest is transferred to the third party, net proceeds payable to the trust and trust distributions to unitholders will be reduced. Based on recent prices and sales volumes, XTO Energy has informed the trustee that payout could occur by the end of 2007, thereafter reducing monthly distributions by approximately 5%. Payout is affected by product prices and the level of development of properties subject to the reversion agreement.

7. Contingencies

In May 2006, the State of Texas passed legislation to implement a new margin tax of 1% to be imposed on revenues less certain costs, as specified in the legislation, generated from Texas activities beginning in 2007. Entities subject to the tax generally include trusts, unless otherwise exempt, and various other types of entities. Trusts that meet statutory requirements are generally exempt from the margin tax as "passive entities"; however, there is currently no clear authority that the trust meets requirements for the margin tax exemption as a passive entity. Additional legislative action or issuance of applicable administrative rules by the state comptroller may be necessary to determine if the trust is exempt. The trust does not currently intend to pay the margin tax, based on the assumption that it is exempt as a passive entity. However, if it is subsequently determined that the trust is not exempt from the margin tax, the trust would be required to deduct and withhold from future distributions the amounts necessary to pay the margin tax for the entire 2007 year, including the tax liability accruing on income distributed after January 2007 from which no tax was withheld. Approximately 30% of the trust's net profits income is generated from underlying properties in Texas.

8. Purchaser Adjustments and Lawsuit Settlements

From time-to-time, XTO Energy receives net proceeds for the underlying properties related to significant prior period purchaser adjustments and lawsuit settlements, including related interest income. Because of the size and nature of these adjustments and settlements, XTO Energy has informed the trustee that it believes these should be considered one-time, or nonrecurring, events. Since most of the properties in the trust are nonoperated, these adjustments are generally not known to XTO Energy until reported by the purchaser. These items are included and reported in net profits income in the month received by the trust, which is generally the month following receipt by XTO Energy.

In 2006, the calculation of net profits income includes a lawsuit settlement of $2,209,927 related to underpayment of royalties on underlying properties in the San Juan Basin. Included in this settlement is interest of $566,848 and additional gas revenue of $1,643,079. The total one-time settlement, net to the trust, was $1,988,934, or $0.33 per unit.

In 2005, the calculation of net profits income includes $1,831,411 related to a purchaser's recalculation and remittance of royalties for prior period production from underlying properties in the San Juan Basin. Included in this amount is interest of $1,081,178 and additional gas revenue of $750,233. The total one-time adjustment, net to the trust, was $1,648,270, or $0.27 per unit.

9. Supplemental Oil and Gas Reserve Information (Unaudited)

Proved oil and gas reserve information is included in Item 2 of the trust's Annual Report on Form 10-K which is included in this report.

10. Quarterly Financial Data (Unaudited)

The following is a summary of net profits income, distributable income and distributable income per unit by quarter for 2006 and 2005:

	NET PROFITS INCOME	DISTRIBUTABLE INCOME	DISTRIBUTABLE INCOME PER UNIT
2006			
First Quarter	**$ 7,149,251**	**$ 7,051,752**	**$ 1.175292**
Second Quarter	**5,216,449**	**5,064,174**	**0.844029**
Third Quarter	**6,178,866**	**6,146,916**	**1.024486**
Fourth Quarter [A]	**7,222,588**	**7,185,336**	**1.197556**
	$ 25,767,154	**$ 25,448,178**	**$ 4.241363**
2005			
First Quarter	$ 4,462,096	$ 4,340,544	$ 0.723424
Second Quarter	4,589,164	4,453,848	0.742308
Third Quarter [B]	5,069,110	5,039,088	0.839848
Fourth Quarter [C]	6,487,591	6,433,956	1.072326
	$ 20,607,961	$ 20,267,436	$ 3.377906

[A] Net profits income and distributable income include a one-time payment related to a lawsuit settlement of $1,988,934 net to the trust, or $0.33 distributable income per unit (Note 8).

[B] Net profits income and distributable income include a one-time purchaser adjustment related to prior period royalties of $675,210 net to the trust, or $0.11 distributable income per unit (Note 8).

[C] Net profits income and distributable income include a one-time purchaser adjustment related to prior period royalties of $973,060 net to the trust, or $0.16 distributable income per unit (Note 8).

Bank of America, N.A., as Trustee for the
Cross Timbers Royalty Trust:

We have audited the accompanying statements of assets, liabilities, and trust corpus of the Cross Timbers Royalty Trust as of December 31, 2006 and 2005, and the related statements of distributable income and changes in trust corpus for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the trustee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, these financial statements were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities, and trust corpus of the Cross Timbers Royalty Trust as of December 31, 2006 and 2005 and its distributable income and changes in trust corpus for each of the years in the three-year period ended December 31, 2006 in conformity with the modified cash basis of accounting described in Note 2.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Cross Timbers Royalty Trust's internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2007 expressed an unqualified opinion on the trustee's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

KPMG LLP

Dallas, Texas
February 28, 2007

Report of Independent Registered Public Accounting Firm

Bank of America, N.A., as Trustee for the
Cross Timbers Royalty Trust:

We have audited the trustee's assessment, included in Trustee's Report on Internal Control over Financial Reporting under Item 9A of the accompanying Annual Report on Form 10-K, that Cross Timbers Royalty Trust maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The trustee of the Cross Timbers Royalty Trust is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the trustee's assessment and an opinion on the effectiveness of the trust's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating the trustee's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

The trust's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the modified cash basis of accounting. The trust's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the trust; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the modified cash basis of accounting, and that receipts and expenditures of the trust are being made only in accordance with authorizations of the trustee; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the trust's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the trustee's assessment that the Cross Timbers Royalty Trust maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control – Integrated Framework* issued by COSO. Also, in our opinion, the Cross Timbers Royalty Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the statements of assets, liabilities, and trust corpus of the Cross Timbers Royalty Trust as of December 31, 2006 and 2005, and the related statements of distributable income and changes in trust corpus for each of the years in the three-year period ended December 31, 2006, and our report dated February 28, 2007 expressed an unqualified opinion on those financial statements and included an explanatory paragraph that described the trust's method of accounting as explained in Note 2 to the financial statements.

KPMG LLP

KPMG LLP

Dallas, Texas
February 28, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006 Commission file number 1-10982

Cross Timbers Royalty Trust

(Exact name of registrant as specified in the Cross Timbers Royalty Trust Indenture)

Texas	75-6415930
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Bank of America, N.A.
Trustee
P.O. Box 830650
Dallas, Texas 75283-0650
(Address of principal executive offices) (Zip Code)

Registrant's telephone number including area code: (877) 228-5084

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Units of Beneficial Interest	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The aggregate market value of the units of beneficial interest of the trust, based on the closing price on the New York Stock Exchange as of June 30, 2006 (the last business day of its most recently completed second fiscal quarter), held by non-affiliates of the registrant on that date was approximately $259 million.

At February 28, 2007, there were 6,000,000 units of beneficial interest of the trust outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Listed below is the only document parts of which are incorporated herein by reference and the parts of this report into which the document is incorporated:

2006 Annual Report to Unitholders—Part II

PART I

Item 1. *Business*

Cross Timbers Royalty Trust is an express trust created under the laws of Texas pursuant to the Cross Timbers Royalty Trust Indenture entered into on February 12, 1991 between predecessors of XTO Energy Inc. (formerly known as Cross Timbers Oil Company), as grantors, and NCNB Texas National Bank, as trustee. Bank of America, N.A. is now the trustee of the trust. The principal office of the trust is located at 901 Main Street, Dallas, Texas 75202 (telephone number 877-228-5084).

The trust's internet web site is www.crosstimberstrust.com. We make available free of charge, through our web site, our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. These reports are accessible through our internet web site as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

On February 12, 1991, the predecessors of XTO Energy conveyed defined net profits interests to the trust under five separate conveyances:

- one in each of the states of Texas, Oklahoma and New Mexico, to convey a 90% defined net profits interest carved out of substantially all royalty and overriding royalty interests owned by the predecessors in those states, and
- one in each of the states of Texas and Oklahoma, to convey a 75% defined net profits interest carved out of specific working interests owned by the predecessors in those states.

The conveyance of these net profits interests was effective for production from October 1, 1990. The net profits interests and the underlying properties are further described under Item 2.

In exchange for the net profits interests conveyed to the trust, the predecessors of XTO Energy received 6,000,000 units of beneficial interest of the trust. Predecessors of XTO Energy distributed units to their owners in February 1991 and November 1992, and in February 1992, sold units in the trust's initial public offering. Units are listed and traded on the New York Stock Exchange under the symbol "CRT." During 1996 and 1997, XTO Energy purchased 1,360,000 units on the open market. On September 18, 2003, XTO Energy distributed all of the 1,360,000 trust units it owned as a dividend to its common stockholders. XTO Energy currently is not a unitholder of the trust.

Under the terms of each of the five conveyances, the trust receives net profits income from the net profits interests generally on the last business day of each month. Net profits income is determined by XTO Energy by multiplying the net profit percentage (90% or 75%) times net proceeds from the underlying properties for each conveyance during the previous month. Net proceeds are the gross proceeds received from the sale of production, less "production costs", as defined in the conveyances. For the 90% net profits interests and the 75% net profits interests, production costs generally include applicable property taxes, transportation, marketing and other charges. For the 75% net profits interests only, production costs also include capital and operating costs paid (e.g., drilling, production and other direct costs of owning and operating the property) and a monthly overhead charge that is adjusted annually. The monthly overhead charge at December 31, 2006 was $25,308 ($18,981 net to the trust). XTO Energy also deducts an overhead charge as operator of the Penwell Unit. As of December 31, 2006, monthly overhead attributable to the Penwell Unit was $2,470 ($1,852 net to the trust). If production costs exceed gross proceeds for any conveyance, this excess is carried forward to future monthly computations of net proceeds until the excess costs (plus interest accrued as specified in the conveyances) are completely recovered. Excess production costs and related accrued interest from one conveyance cannot be used to reduce net proceeds from any other conveyance.

The trust is not liable for any production costs or liabilities attributable to the underlying properties. If at any time the trust receives net profits income in excess of the amount due, the trust is not obligated to return the overpayment, but net profits income payable to the trust for the next month will be reduced by the overpayment, plus interest at the prime rate.

Approximately 20 of the underlying royalty interests in the San Juan Basin burden working interests in properties operated by XTO Energy. XTO Energy also operates the Penwell Unit, following its acquisition of an additional interest in this unit in August 2004. XTO Energy's original interest in the Penwell Unit is one of the properties underlying the Texas 75% net profits interests. Other than these properties, XTO Energy does not operate or control any of the underlying properties or related working interests.

As a working interest owner, XTO Energy can generally decline participation in any operation and allow consenting parties to conduct such operations, as provided under the operating agreements. XTO Energy also can assign, sell, or otherwise transfer its interest in the underlying properties, subject to the net profits interests, or can abandon an underlying property that is a working interest if it is incapable of producing in paying quantities, as determined by XTO Energy.

To the extent allowed, XTO Energy is responsible for marketing its production from the underlying properties under existing sales contracts or new arrangements on the best terms reasonably obtainable in the circumstances.

Net profits income received by the trust on or before the last business day of the month is generally attributable to oil production two months prior and gas production three months prior. The monthly distribution amount to unitholders is determined by:

Adding—

(1) net profits income received,
(2) estimated interest income to be received on the monthly distribution amount, including an adjustment for the difference between the estimated and actual interest received for the prior monthly distribution amount,
(3) cash available as a result of reduction of cash reserves, and
(4) other cash receipts, and

Subtracting—

(1) liabilities paid and
(2) the reduction in cash available due to establishment of or increase in any cash reserve.

The monthly distribution amount is distributed to unitholders of record within ten business days after the monthly record date. The monthly record date is generally the last business day of the month. The trustee calculates the monthly distribution amount and announces the distribution per unit at least ten days prior to the monthly record date.

The trustee may establish cash reserves for contingencies. Cash held for such reserves, as well as for pending payment of the monthly distribution amount may be invested in federal obligations or certificates of deposit of major banks.

The trustee's function is to collect the net profits income from the net profits interests, to pay all trust expenses and pay the monthly distribution amount to unitholders. The trustee's powers are specified by the terms of the indenture. The trust cannot engage in any business activity or acquire any assets other than the net profits interests and specific short-term cash investments. The trust has no employees since all administrative functions are performed by the trustee.

Approximately 68% of the net profits income received by the trust during 2006, as well as 64% of the estimated proved reserves of the net profits interests at December 31, 2006 (based on estimated future net cash flows using year-end oil and gas prices), is attributable to natural gas. There is generally a greater demand for gas during the winter. Otherwise, trust income is not subject to seasonal factors, nor dependent upon patents, licenses, franchises or concessions. The trust conducts no research activities.

Item 1A. ***Risk Factors***

The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this report and presented elsewhere by the trustee from time to time. Such factors, among others, may have a material adverse effect upon the trust's financial condition, distributable income and changes in trust corpus.

The following discussion of risk factors should be read in conjunction with the financial statements and related notes included in the trust's annual report to unitholders for the year ended December 31, 2006. Because of these and other factors, past financial performance should not be considered an indication of future performance.

The market price for the trust units may not reflect the value of the net profits interests held by the trust.

The public trading price for the trust units tends to be tied to the recent and expected levels of cash distributions on the trust units. The amounts available for distribution by the trust vary in response to numerous factors outside the control of the trust or XTO Energy, including prevailing prices for oil and natural gas produced from the underlying properties. The market price of the trust units is not necessarily indicative of the value that the trust would realize if the net profits interests were sold to a third party buyer. In addition, such market price is not necessarily reflective of the fact that, since the assets of the trust are depleting assets, a portion of each cash distribution paid on the trust units should be considered by investors as a return of capital, with the remainder being considered as a return on investment. There is no guarantee that distributions made to a unitholder over the life of these depleting assets will equal or exceed the purchase price paid by the unitholder.

Oil and natural gas prices fluctuate due to a number of uncontrollable factors, and any decline will adversely affect the net proceeds payable to the trust and trust distributions.

The trust's monthly cash distributions are highly dependent upon the prices realized from the sale of natural gas and, to a lesser extent, oil. Oil and natural gas prices can fluctuate widely on a month-to-month basis in response to a variety of factors that are beyond the control of the trust and XTO Energy. Factors that contribute to price fluctuations include instability in oil-producing regions, worldwide economic conditions, weather conditions, the supply and price of domestic and foreign oil and natural gas, consumer demand, the price and availability of alternative fuels, the proximity to, and capacity of, transportation facilities and the effect of worldwide energy conservation measures. Moreover, government regulations, such as regulation of natural gas transportation and price controls, can affect product prices in the long term. Lower oil and natural gas prices may reduce the amount of oil and natural gas that is economic to produce and will reduce net profits available to the trust. The volatility of energy prices reduces the predictability of future cash distributions to trust unitholders.

Higher production expense and/or development costs, without concurrent increases in revenue, will directly decrease the net proceeds payable to the trust from the properties underlying the 75% net profits interests.

Production expense and development costs are deducted in the calculation of the trust's share of net proceeds from properties underlying the 75% net profits interests. Accordingly, higher or lower production expense and development costs, without concurrent changes in revenue, will directly decrease or increase the amount received by the trust for its 75% net profits interests. If development costs and production expense for properties underlying the 75% net profits in a particular state exceed the production proceeds from the properties, the trust will not receive net proceeds for those properties until future proceeds from production in that state exceed the total of the excess costs plus accrued interest during the deficit period. Development activities may not generate sufficient additional revenue to repay the costs.

Proved reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in reserve estimates or underlying assumptions could cause the quantities and net present value of the reserves to be overstated.

Estimating proved oil and gas reserves is inherently uncertain. Petroleum engineers consider many factors and make assumptions in estimating reserves and future net cash flows. Those factors and assumptions include historical production from the area compared with production rates from similar producing areas, the effects of governmental regulation, assumptions about future commodity prices, production expense and development costs, taxes and capital expenditures, the availability of enhanced recovery techniques and relationships with landowners, working interest partners, pipeline companies and others. Lower oil and gas prices generally cause lower estimates of proved reserves. Ultimately, actual production, revenues and expenditures for the underlying properties will vary from estimates and those variances could be material. Because the trust owns net profits interests, it does not own a specific percentage of the oil and gas reserves. Estimated proved reserves for the net profits interests are based on estimates of reserves for the underlying properties and an allocation method that considers estimated future net proceeds and oil and gas prices. Because trust reserve quantities are determined using an allocation formula, increases or decreases in oil and gas prices can significantly affect estimated reserves of the 75% net profits interests.

Operational risks and hazards associated with the development of the underlying properties may decrease trust distributions.

There are operational risks and hazards associated with the production and transportation of oil and natural gas, including without limitation natural disasters, blowouts, explosions, fires, leakage of oil or natural gas, releases of other hazardous materials, mechanical failures, cratering, and pollution. Any of these or similar occurrences could result in the interruption or cessation of operations, personal injury or loss of life, property damage, damage to productive formations or equipment, damage to the environment or natural resources, or cleanup obligations. The operation of oil and gas properties is also subject to various laws and regulations. Non-compliance with such laws and regulations could subject the operator to additional costs, sanctions or liabilities. The uninsured costs resulting from any of the above or similar occurrences could be deducted as a production expense or development cost in calculating the net proceeds payable to the trust from properties underlying the 75% net profits interests, and would therefore reduce trust distributions by the amount of such uninsured costs.

Trust unitholders and the trustee have no influence over the operations on, or future development of, the underlying properties.

Because XTO Energy does not operate most of the underlying properties, it is unable to significantly influence the operations or future development of the underlying properties. Neither the trustee nor the trust unitholders can influence or control the operation or future development of the underlying properties. The failure of an operator to conduct its operations or discharge its obligations in a proper manner could have an adverse effect on the net proceeds payable to the trust. The current operators of the underlying properties are under no obligation to continue operating the properties. Neither the trustee nor trust unitholders have the right to replace an operator.

The assets of the trust represent interests in depleting assets and, if XTO Energy or any other operators developing the underlying properties do not perform additional successful development projects, the assets may deplete faster than expected. Eventually, the assets of the trust will cease to produce in commercial quantities and the trust will cease to receive proceeds from such assets.

The net proceeds payable to the trust are derived from the sale of depleting assets. Eventually, the properties underlying the trust's net profits interests will cease to produce in commercial quantities and the trust will, therefore, cease to receive any net proceeds therefrom. The reduction in proved reserve quantities is a common measure of the depletion. Future maintenance and development projects on the underlying properties will affect the quantity of proved reserves. The timing and size of these projects will depend on the market prices of oil and natural gas. If XTO Energy or other operators of the properties do not implement additional maintenance and successful development projects, the future rate of production decline of proved reserves may be higher than the rate currently estimated.

Terrorism and continued geopolitical hostilities could adversely affect trust distributions or the market price of the trust units.

Terrorist attacks and the threat of terrorist attacks, whether domestic or foreign, as well as the military or other actions taken in response, cause instability in the global financial and energy markets. Terrorism and other geopolitical hostilities could adversely affect trust distributions or the market price of the trust units in unpredictable ways, including through the disruption of fuel supplies and markets, increased volatility in oil and natural gas prices, or the possibility that the infrastructure on which the operators of the underlying properties rely could be a direct target or an indirect casualty of an act of terror.

XTO Energy may transfer its interest in the underlying properties without the consent of the trust or the trust unitholders.

XTO Energy may at any time transfer all or part of its interest in the underlying properties to another party. Neither the trust nor the trust unitholders are entitled to vote on any transfer of the properties underlying the trust's net profits interests, and the trust will not receive any proceeds of any such transfer. Following any transfer, the transferred property will continue to be subject to the net profits interests of the trust, but the calculation, reporting and remitting of net proceeds to the trust will be the responsibility of the transferee.

The operators of any underlying property may abandon the property, thereby terminating the related net profits interest payable to the trust.

The operators of the underlying properties, or any transferee thereof, may abandon any well or property without the consent of the trust or the trust unitholders if they reasonably believe that the well or property can no longer produce in commercially economic quantities. This could result in the termination of the net profits interest relating to the abandoned well or property.

The net profits interests can be sold and the trust would be terminated.

The trust may sell the net profits interests if the holders of 80% or more of the trust units approve the sale or vote to terminate the trust. The trust will terminate if it fails to generate gross proceeds from the underlying properties of at least $1,000,000 per year over any consecutive two-year period. Sale of all of the net profits interests will terminate the trust. The net proceeds of any sale must be for cash with the proceeds promptly distributed to the trust unitholders.

Trust unitholders have limited voting rights and have limited ability to enforce the trust's rights against the current or any future operators of the underlying properties.

The voting rights of a trust unitholder are more limited than those of stockholders of most public corporations. For example, there is no requirement for annual meetings of trust unitholders or for an annual or other periodic re-election of the trustee. Additionally, trust unitholders have no voting rights in XTO Energy.

The trust indenture and related trust law permit the trustee and the trust to sue XTO Energy or operators of the underlying properties to compel them to fulfill the terms of the conveyance of the net profits interests. If the trustee does not take appropriate action to enforce provisions of the conveyance, the recourse of the trust unitholders would likely be limited to bringing a lawsuit against the trustee to compel the trustee to take specified actions. Trust unitholders probably would not be able to sue XTO Energy or operators of the underlying properties.

Financial information of the trust is not prepared in accordance with GAAP.

The financial statements of the trust are prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the U.S., or GAAP. Although this basis of accounting is permitted for royalty trusts by the Securities and Exchange Commission, the financial statements of the trust differ from GAAP financial statements because net profits income is not accrued in the month of production, expenses are not recognized when incurred and cash reserves may be established for certain contingencies that would not be recorded in GAAP financial statements.

The limited liability of trust unitholders is uncertain.

The trust unitholders are not protected from the liabilities of the trust to the same extent that a shareholder would be protected from a corporation's liabilities. The structure of the trust does not include the interposition of a limited liability entity such as a corporation or limited partnership which would provide further limited liability protection to trust unitholders. While the trustee is liable for any excess liabilities incurred if the trustee fails to insure that such liabilities are to be satisfied only out of trust assets, under the laws of Texas, which are unsettled on this point, a unitholder may be jointly and severally liable for any liability of the trust if the satisfaction of such liability was not contractually limited to the assets of the trust and the assets of the trust and the trustee are not adequate to satisfy such liability. As a result, trust unitholders may be exposed to personal liability. The trust, however, is not liable for production costs or other liabilities of the underlying properties.

Drilling oil and natural gas wells is a high-risk activity and subjects the trust to a variety of factors that it cannot control.

Drilling oil and natural gas wells, including development wells, involves numerous risks, including the risk that commercially productive oil and natural gas reservoirs are not encountered. The presence of unanticipated pressures or irregularities in formations, miscalculations or accidents may cause drilling activities to be unsuccessful. In addition, there is often uncertainty as to the future cost or timing of drilling, completing and operating wells. Further, the development activities may be curtailed, delayed or canceled as a result of a variety of factors, including:

- unexpected drilling conditions;
- title problems;
- restricted access to land for drilling or laying pipeline;
- pressure or irregularities in formations;
- equipment failures or accidents;
- adverse weather conditions; and
- costs of, or shortages or delays in the availability of, drilling rigs, tubular materials and equipment.

While these risks do not expose the trust to liabilities of the drilling contractor or operator of the well, they can reduce net proceeds payable to the trust and trust distributions by decreasing oil and gas revenues or increasing production expense or development costs from the underlying properties. Furthermore, these risks may cause the costs of development activities on properties underlying the 75% net profits interests to exceed the revenues therefrom, thereby reducing net proceeds payable to the trust and trust distributions.

The underlying properties are subject to complex federal, state and local laws and regulations that could adversely affect net proceeds payable to the trust and trust distributions.

Extensive federal, state and local regulation of the oil and natural gas industry significantly affects operations on the underlying properties. In particular, oil and natural gas development and production are subject to stringent environmental regulations. These regulations have increased the costs of planning, designing, drilling, installing, operating and abandoning oil and natural gas wells and other related facilities, which costs could reduce net proceeds payable to the trust and trust distributions. These regulations may become more demanding in the future.

If it is determined that the trust is subject to the Texas margin tax, the trustee may have to withhold a disproportionate amount from future distributions to pay the tax liability.

The trustee does not intend to pay any amounts for the new Texas margin tax, based on the assumption that the trust is exempt as a passive entity; however, there is currently no clear authority that the trust meets requirements for the margin tax exemption as a passive entity. If it is subsequently determined that the trust is not exempt from the margin tax, the trust would be required to deduct and withhold from future distributions the amounts necessary to pay the margin tax for the entire 2007 year, including the tax liability accruing on income distributed after January 2007 from which no tax was withheld. For more information about the margin tax, see "*Regulation—State Income Tax Withholding*" under Item 2 below.

Item 1B. ***Unresolved Staff Comments***

As of December 31, 2006, the trust did not have any unresolved Securities and Exchange Commission staff comments.

Item 2. ***Properties***

The net profits interests are the principal asset of the trust. The trustee cannot acquire any other asset, with the exception of certain short-term investments as specified under Item 1. The trustee is prohibited from selling any portion of the net profits interests unless approved by at least 80% of the unitholders or at such time as trust gross revenue is less than $1 million for two successive years.

The net profits interests comprise:

the 90% net profits interests which are carved from:

a) producing royalty and overriding royalty interest properties in Texas, Oklahoma and New Mexico, and

b) 11.11% nonparticipating royalty interests in nonproducing properties located primarily in Texas and Oklahoma; and

the 75% net profits interests which are carved from working interests in four properties in Texas and three properties in Oklahoma.

All underlying royalties, underlying nonproducing royalties and underlying working interest properties are currently owned by XTO Energy. XTO Energy may sell all or any portion of the underlying properties at any time, subject to and burdened by the net profits interests. In January 2006, XTO Energy announced that it would consider selling its interests in the underlying properties that are subject to the Cross Timbers Royalty Trust net profits interests. However, XTO Energy advised the trustee in August 2006, that after a full review, it has decided to retain ownership of these underlying property interest at this time.

Producing Acreage, Wells and Drilling

Underlying Royalties. The underlying royalties are royalty and overriding royalty interests primarily located in mature producing oil and gas fields. The most significant producing region in which the underlying royalties are located is the San Juan Basin in northwestern New Mexico. The trust's estimated proved gas reserves from this region totaled 22.9 Bcf at December 31, 2006, or approximately 82% of trust total gas reserves at that date. XTO Energy estimates that underlying royalties in the San Juan Basin include more than 3,900 gross (approximately 40 net) wells, covering over 60,000 gross acres. Approximately half of these wells are operated by BP America Production Company or ConocoPhillips. Production from conventional gas wells is primarily from the Dakota, Mesaverde and Pictured Cliffs formations.

Approximately 18% of the trust's 2006 gas sales volumes were from coal seam production in the San Juan Basin. In October 2002, regulatory authorities approved increasing the density of coal seam wells drilled in the San Juan Basin from one well to two wells per 320-acre spacing unit, doubling the number of drill wells allowed. Increasing the density of coal seam wells could impact a significant portion of the trust's acreage. XTO Energy has informed the trustee that it believes operators will pursue increased density drilling, but the effect on the trust is unknown.

Most of the trust's San Juan Basin conventional, or non-coal seam, production is from the Mesaverde formation. In 1999, this formation was approved for increased density drilling, which doubled the number of drill wells allowed to four per spacing unit. XTO Energy has advised the trustee that the trust has received net proceeds from additional Mesaverde wells in recent years and that it believes operators will continue to further develop the Mesaverde formation underlying the net profits interests.

Eastward pipeline capacity was added in the San Juan Basin in the recent past, reducing the dependence of this gas on California markets and effectively increasing San Juan Basin gas prices in relation to prices from other regions. Gas-powered electricity generation is increasing in the southwest, and future pipelines are being discussed.

The underlying royalties also include royalties in the Sand Hills field of Crane County, Texas. Most of these properties are operated by major operators. The Sand Hills field was discovered in 1931 and includes production from three main intervals, the Tubb, McKnight and Judkins. Development potential for the field includes recompletions and additional infill drilling.

The underlying royalties contain approximately 462,000 gross (approximately 26,000 net) producing acres. Well counts for the underlying royalties cannot be provided because information regarding the number of wells on royalty properties is generally not made available to royalty interest owners.

Underlying Working Interest Properties. The underlying working interest properties, detailed below, are developed properties undergoing secondary or tertiary recovery operations:

			Ownership of XTO Energy	
Unit	**County/State**	**Operator**	**Working Interest**	**Revenue Interest**
North Cowden	Ector/Texas	Occidental Permian, Ltd.	1.7%	1.4%
North Central Levelland	Hockley/Texas	Apache Corporation	3.2%	2.1%
Penwell	Ector/Texas	XTO Energy Inc.	5.2%	4.6%
Sharon Ridge Canyon	Borden/Texas	Occidental Permian, Ltd.	4.3%	2.8%
Hewitt	Carter/Oklahoma	ExxonMobil Corporation	11.3%	9.9%
Wildcat Jim Penn	Carter/Oklahoma	Noble Energy Production, Inc.	8.6%	7.5%
South Graham Deese	Carter/Oklahoma	Lamamco Drilling Company	9.2%	8.7%

The underlying working interest properties consist of 60,154 gross (2,290 net) producing acres. As of December 31, 2006, there were 1,542 gross (72.6 net) productive oil wells and one gross (0.0 net) wells in process of drilling on these properties. Total wells drilled were nine gross (0.2 net) wells in 2006, five gross (0.4 net) wells in 2005 and seven gross (0.6 net) wells in 2004.

Oil and Natural Gas Production

Trust production is recognized in the period net profits income is received, which is the month following receipt by XTO Energy, and generally two months after the time of oil production and three months after gas production. Oil and gas production and average sales prices attributable to the underlying properties and the net profits interests for the three years ended December 31, 2006 were as follows:

	90% Net Profits Interests			75% Net Profits Interests			Total		
	2006	**2005**	**2004**	**2006**	**2005**	**2004**	**2006**	**2005**	**2004**
Production									
Underlying Properties									
Oil—Sales (Bbls)	**80,992**	69,784	72,038	**189,120**	200,741	203,754	**270,112**	270,525	275,792
Average per day (Bbls)	**222**	191	197	**518**	550	557	**740**	741	754
Gas—Sales (Mcf)	**2,577,732**	2,157,785	2,506,195	**88,745**	94,576	78,619	**2,666,477**	2,252,361	2,584,814
Average per day (Mcf)	**7,062**	5,912	6,847	**243**	259	215	**7,305**	6,171	7,062
Net Profits Interests									
Oil—Sales (Bbls)	**69,469**	60,068	62,950	**73,598**	85,630	73,658	**143,067**	145,698	136,608
Average per day (Bbls)	**190**	164	172	**202**	235	201	**392**	399	373
Gas—Sales (Mcf)	**2,300,325**	1,925,342	2,242,031	**29,278**	40,234	30,822	**2,329,603**	1,965,576	2,272,853
Average per day (Mcf)	**6,302**	5,275	6,126	**80**	110	84	**6,382**	5,385	6,210
Average Sales Price									
Oil (per Bbl)	**$58.62**	$50.34	$35.62	**$59.23**	$49.47	$35.70	**$59.05**	$49.70	$35.68
Gas (per Mcf)	**$8.97**	$7.87	$5.79	**$3.63**	$5.09	$4.02	**$8.79**	$7.76	$5.73

Nonproducing Acreage

The underlying nonproducing royalties contain approximately 200,000 gross (approximately 3,000 net) acres in Texas, Oklahoma and New Mexico which were nonproducing at the date of the trust's creation. The trust is entitled to 10% of oil and gas production attributable to the underlying mineral interests, but is not entitled to delay rental payments or lease bonuses. There has been no significant development of such nonproducing acreage since the trust's creation.

Pricing and Sales Information

Oil and gas are generally sold from the underlying properties at market-sensitive prices. The majority of sales from the underlying working interest properties are to major oil and gas companies. Information about purchasers of oil and gas from royalty properties is generally not provided by operators to XTO Energy as a royalty owner, or to the trust.

Oil and Natural Gas Reserves

General

Miller and Lents, Ltd., independent petroleum engineers, has estimated oil and gas reserves attributable to the underlying properties as of December 31, 2006, 2005, 2004 and 2003. The estimated reserves for the underlying properties are then used by XTO Energy to calculate the estimated oil and gas reserves attributable to the net profits interests. Numerous uncertainties are inherent in estimating reserve volumes and values, and such estimates are subject to change as additional information becomes available. The reserves actually recovered and the timing of production of these reserves may be substantially different from the original estimates.

Reserve quantities and revenues for the net profits interests were estimated from projections of reserves and revenues attributable to the combined interests of the trust and XTO Energy in the subject properties. Since the trust has defined net profits interests, the trust does not own a specific percentage of the oil and gas reserve quantities. Accordingly, reserves allocated to the trust pertaining to its 75% net profits interests in the working interest properties have effectively been reduced to reflect recovery of the trust's 75% portion of applicable production and development costs. Because trust reserve quantities are determined using an allocation formula, any fluctuations in actual or assumed prices or costs will result in revisions to the estimated reserve quantities allocated to the net profits interests.

The standardized measure of discounted future net cash flows and changes in such discounted cash flows as presented below are prepared using assumptions required by the Financial Accounting Standards Board. Such assumptions include the use of year-end prices for oil and gas and year-end costs for estimated future development and production expenditures to produce the proved reserves. Because natural gas prices are influenced by seasonal demand, use of year-end prices, as required by the Financial Accounting Standards Board, may not be the most representative in estimating future revenues or reserve data. Future net cash flows are discounted at an annual rate of 10%. No provision is included for federal income taxes since future net cash flows are not subject to taxation at the trust level.

Estimated costs to plug and abandon wells on the underlying working interest properties at the end of their productive lives have not been deducted from cash flows since this is not a legal obligation of the trust. These costs are the legal obligation of XTO Energy as the owner of the underlying working interests and will only be deducted from net proceeds payable to the trust if net proceeds from the related conveyance exceed such costs when paid, subject to excess cost carryforward provisions as described under Item 1.

Year-end oil prices used to determine the standardized measure were based on a West Texas Intermediate crude oil posted price of $57.75 per Bbl in 2006, $57.75 per Bbl in 2005, $40.25 per Bbl in 2004 and $29.25 per Bbl in 2003. The year-end weighted average realized gas prices used to determine the standardized measure were $5.01 per Mcf in 2006, $7.70 per Mcf in 2005, $5.14 per Mcf in 2004 and $5.15 per Mcf in 2003.

Proved Reserves

	Net Profits Interests							
(in thousands)	90% Net Profits Interests		75% Net Profits Interests		Total		Underlying Properties	
	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)
Balance, December 31, 2003	620.7	30,641.2	991.4	430.2	1,612.1	31,071.4	3,495.9	35,294.0
Extensions, additions and discoveries	2.1	802.7	-0-	-0-	2.1	802.7	2.3	891.1
Revisions of prior estimates	71.0	426.7	154.0	66.2	225.0	492.9	235.0	555.5
Production	(62.9)	(2,242.1)	(73.7)	(30.8)	(136.6)	(2,272.9)	(275.8)	(2,584.8)
Balance, December 31, 2004	630.9	29,628.5	1,071.7	465.6	1,702.6	30,094.1	3,457.4	34,155.8
Extensions, additions and discoveries	6.8	702.7	-0-	-0-	6.8	702.7	7.6	780.6
Revisions of prior estimates	(76.7)	162.3	204.1	79.1	127.4	241.4	104.9	257.6
Production	(60.1)	(1,925.4)	(85.6)	(40.2)	(145.7)	(1,965.6)	(270.5)	(2,252.4)
Balance, December 31, 2005	500.9	28,568.1	1,190.2	504.5	1,691.1	29,072.6	3,299.4	32,941.6
Extensions, additions and discoveries	11.3	873.2	-0-	-0-	11.3	873.2	12.6	970.9
Revisions of prior estimates	87.4	647.3	(247.7)	(135.4)	(160.3)	511.9	(56.6)	635.1
Production	(69.5)	(2,300.3)	(73.6)	(29.3)	(143.1)	(2,329.6)	(270.1)	(2,666.5)
Balance, December 31, 2006	530.1	27,788.3	868.9	339.8	1,399.0	28,128.1	2,985.3	31,881.1

Extensions, additions and discoveries of proved gas reserves are primarily because of development in the San Juan Basin. Revisions of prior estimates are primarily related to changes in year-end prices and costs. See "General" above. As of December 31, 2005 and 2006, proved reserves for the underlying properties and attributable to the 90% net profits interests have been reduced to reflect anticipated payout under the reversion agreement in which 25% of XTO Energy's interest in certain underlying royalties will transfer to a third party when payout occurs. See "Reversion Agreement" below. Year-end 2005 was the first time estimated proved reserves were adjusted for the effect of the reversion agreement, since anticipated payout was accelerated in 2005 by higher product prices and increased development of properties subject to the reversion agreement. The effect of anticipated payout was to reduce December 31, 2005 gas reserves for the underlying properties and net profits interests by approximately 2%, oil reserves for the underlying properties by approximately 4% and oil reserves for the net profits interests by approximately 6%. The effect of the reversion agreement is included in 2005 revisions and is offset by increased reserves related to higher year-end product prices.

Proved Developed Reserves

(in thousands)	Net Profits Interests						Underlying Properties	
	90% Net Profits Interests		75% Net Profits Interests		Total			
	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)
December 31, 2003	619.3	29,802.8	991.4	430.2	1,610.7	30,233.0	3,494.3	34,362.5
December 31, 2004	630.9	29,210.5	1,071.7	465.6	1,702.6	29,676.1	3,457.4	33,691.3
December 31, 2005	500.9	28,568.1	1,190.2	504.5	1,691.1	29,072.6	3,299.4	32,941.6
December 31, 2006	530.1	27,788.3	866.9	335.3	1,397.0	28,123.6	2,974.8	31,857.4

Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves

(in thousands)	90% Net Profits Interests			75% Net Profits Interests			Total		
	December 31			December 31			December 31		
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Net Profits Interests									
Future cash inflows	$166,093	$ 250,137	$177,911	$ 48,802	$ 68,872	$ 45,192	$ 214,895	$ 319,009	$ 223,103
Future production taxes	(14,698)	(21,274)	(13,894)	(3,577)	(4,828)	(3,045)	(18,275)	(26,102)	(16,939)
Future net cash flows	151,395	228,863	164,017	45,225	64,044	42,147	196,620	292,907	206,164
10% discount factor	(77,841)	(120,548)	(85,161)	(21,391)	(31,749)	(20,412)	(99,232)	(152,297)	(105,573)
Standardized measure	$ 73,554	$ 108,315	$ 78,856	$ 23,834	$ 32,295	$ 21,735	$ 97,388	$ 140,610	$ 100,591
Underlying Properties									
Future cash inflows							$ 319,605	$ 437,017	$ 313,937
Future production costs							(91,088)	(97,333)	(75,500)
Future net cash flows							228,517	339,684	238,437
10% discount factor							(115,013)	(176,274)	(121,839)
Standardized measure							$ 113,504	$ 163,410	$ 116,598

Changes in Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves

(in thousands)	90% Net Profits Interests			75% Net Profits Interests			Total		
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Net Profits Interests									
Standardized measure, January 1	$108,315	$ 78,856	$ 78,193	$32,295	$21,735	$15,662	$140,610	$100,591	$ 93,855
Extensions, additions and discoveries	2,626	2,647	1,906	-0-	-0-	-0-	2,626	2,647	1,906
Accretion of discount	9,036	6,615	6,578	2,845	1,909	1,398	11,881	8,524	7,976
Revisions of prior estimates, changes in price and other	(25,383)	35,649	4,732	(7,090)	12,834	7,344	(32,473)	48,483	12,076
Net profits income	(21,040)	(15,452)	(12,553)	(4,216)	(4,183)	(2,669)	(25,256)	(19,635)	(15,222)
Standardized measure, December 31	$ 73,554	$108,315	$ 78,856	$23,834	$32,295	$21,735	$ 97,388	$140,610	$100,591

Underlying Properties	2006	2005	2004
Standardized measure, January 1	$163,410	$116,598	$107,764
Revisions:			
Prices and costs	(39,501)	57,635	14,539
Quantity estimates	2,645	(266)	882
Accretion of discount	13,834	9,895	9,149
Future development costs	(783)	(642)	(339)
Other	(19)	(6)	(7)
Net revisions	(23,824)	66,616	24,224
Extensions, additions and discoveries	2,918	2,942	2,117
Production	(29,724)	(23,388)	(17,846)
Development costs	724	642	339
Net change	(49,906)	46,812	8,834
Standardized measure, December 31	$113,504	$163,410	$116,598

Reversion Agreement

Certain of the properties underlying the 90% net profits interests are subject to a reversion agreement between XTO Energy and an unrelated third party. The agreement calls for XTO Energy to transfer 25% of its interest in those properties to the third party when net amounts received by XTO Energy from the properties subject to the agreement equal the purchase price of the properties plus a 1% per month return on the unrecouped purchase price, known as payout. At the time payout occurs and the 25% interest is transferred to the third party, net proceeds payable to the trust and trust distributions to unitholders will be reduced. Based on recent prices and sales volumes, XTO Energy has informed the trustee that payout could occur by the end of 2007, thereafter reducing monthly distributions by approximately 5%. Payout is affected by product prices and the level of development of properties subject to the reversion agreement.

Regulation

Natural Gas Regulation

The interstate transportation and sale for resale of natural gas is subject to federal regulation, including transportation rates charged and various other matters, by the Federal Energy Regulatory Commission. Federal price controls on wellhead sales of domestic natural gas terminated on January 1, 1993. On August 8, 2005, Congress enacted the Energy Policy Act of 2005. The Energy Policy Act, among other things, amended the Natural Gas Act to prohibit market manipulation by any entity, to direct FERC to facilitate market transparency in the market for sale or transportation of physical natural gas in interstate commerce, and to significantly increase the penalties for violations of the Natural Gas Act, the Natural Gas Act of 1978, or FERC rules, regulations or orders thereunder. While natural gas prices are currently unregulated, Congress historically has been active in the area of natural gas regulation. It is impossible to predict whether new legislation to regulate natural gas might be proposed, what proposals, if any, might actually be enacted by Congress or the various state legislatures, and what effect, if any, such proposals might have on the operations of the underlying properties.

State Regulation

The various states regulate the production and sale of oil and natural gas, including imposing requirements for obtaining drilling permits, the method of developing new fields, the spacing and operation of wells and the prevention of waste of oil and gas resources. The rates of production may be regulated and the maximum daily production allowables from both oil and gas wells may be established on a market demand or conservation basis, or both.

State Income Tax Withholding

In May 2006, the State of Texas passed legislation to implement a new margin tax of 1% to be imposed on revenues less certain costs, as specified in the legislation, generated from Texas activities beginning in 2007. Entities subject to the tax generally include trusts, unless otherwise exempt, and various other types of entities. Trusts that meet statutory requirements are generally exempt from the margin tax as "passive entities"; however, there is currently no clear authority that the trust meets requirements for the margin tax exemption as a passive entity. Additional legislative action or issuance of applicable administrative rules by the state comptroller may be necessary to determine if the trust is exempt. The trust does not currently intend to pay the margin tax, based on the assumption that it is exempt as a passive entity. However, if it is subsequently determined that the trust is not exempt from the margin tax, the trust would be required to deduct and withhold from future distributions the amounts necessary to pay the margin tax for the entire 2007 year, including the tax liability accruing on income distributed after January 2007 from which no tax was withheld. Approximately 30% of the trust's net profits income is generated from underlying properties in Texas.

If the trust is exempt from the margin tax at the trust level as a passive entity, each unitholder that is a taxable entity would generally include its share of the trust's revenues in its margin tax computation. If, however, the margin tax is imposed on the trust at the trust level, each unitholder subject to the margin tax would generally exclude its share of the trust's net income from the margin tax calculation. Unitholders should consult their tax advisors regarding their individual tax situation.

Other Regulation

The petroleum industry is also subject to compliance with various other federal, state and local regulations and laws, including, but not limited to, regulations and laws relating to environmental protection, occupational safety, resource conservation and equal employment opportunity. XTO Energy has advised the trustee that it does not believe that compliance with these laws will have any material adverse effect upon the unitholders.

Item 3. *Legal Proceedings*

Certain of the underlying properties are involved in various lawsuits and certain governmental proceedings arising in the ordinary course of business. XTO Energy has advised the trustee that it does not believe that the ultimate resolution of these claims will have a material effect on trust annual distributable income, financial position or liquidity.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of unitholders during 2006.

PART II

Item 5. ***Market for Units of the Trust, Related Security Holder Matters and Trust Purchases of Units***

The section entitled "Units of Beneficial Interest" on page 1 of the trust's annual report to unitholders for the year ended December 31, 2006 is incorporated herein by reference.

The trust has no equity compensation plans, nor has it purchased any units during the period covered by this report.

Item 6. ***Selected Financial Data***

	Year Ended December 31				
	2006	2005	2004	2003	2002
Net Profits Income	$25,767,154	$20,607,961	$15,222,417	$12,944,047	$ 9,049,271
Distributable Income	25,448,178	20,267,436	14,924,058	12,688,746	8,822,310
Distributable Income per Unit	4.241363	3.377906	2.487343	2.114791	1.470385
Distributions per Unit	4.241363	3.377906	2.487343	2.114791	1.470385
Total Assets at Year-End	21,655,260	23,318,733	24,284,184	25,660,147	27,805,823

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The "Trustee's Discussion and Analysis" of financial condition and results of operations for each of the years in the three-year period ended December 31, 2006 on pages 6 through 9 of the trust's annual report to unitholders for the year ended December 31, 2006 is incorporated herein by reference.

Liquidity and Capital Resources

The trust's only cash requirement is the monthly distribution of its income to unitholders, which is funded by the monthly receipt of net profits income after payment of trust administration expenses. The trust is not liable for any production costs or liabilities attributable to the underlying properties. If at any time the trust receives net profits income in excess of the amount due, the trust is not obligated to return such overpayment, but future net profits income payable to the trust will be reduced by the overpayment, plus interest at the prime rate. The trust may borrow funds required to pay trust liabilities if fully repaid prior to further distributions to unitholders.

The trust does not have any transactions, arrangements or other relationships with unconsolidated entities or persons that could materially affect the trust's liquidity or the availability of capital resources.

Off-Balance Sheet Arrangements

The trust has no off-balance sheet financing arrangements. The trust has not guaranteed the debt of any other party, nor does the trust have any other arrangements or relationships with other entities that could potentially result in unconsolidated debt, losses or contingent obligations.

Contractual Obligations

As shown below, the trust had no obligations and commitments to make future contractual payments as of December 31, 2006, other than the December distribution payable to unitholders in January 2006, as shown in the statement of assets, liabilities and trust corpus.

	Payments due by Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Distribution payable to unitholders	$1,975,758	$1,975,758	$—	$—	$—

Related Party Transactions

The underlying properties are currently owned by XTO Energy. XTO Energy deducts an overhead charge from monthly net proceeds as reimbursement for costs associated with monitoring the 75% net profits interests. As of December 31, 2006, this monthly charge was $25,308 ($18,981 net to the trust). XTO Energy also deducts an overhead charge as operator of the Penwell Unit. As of December 31, 2006, monthly overhead attributable to the Penwell Unit was $2,470 ($1,852 net to the trust). These overhead charges are subject to annual adjustment based on an oil and gas industry index. For further information regarding the trust's relationship with XTO Energy, see Note 5 to Financial Statements in the trust's annual report to unitholders for the year ended December 31, 2006.

Critical Accounting Policies

The financial statements of the trust are significantly affected by its basis of accounting and estimates related to its oil and gas properties and proved reserves, as summarized below.

Basis of Accounting

The trust's financial statements are prepared on a modified cash basis, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. This method of accounting is consistent with reporting of taxable income to trust unitholders. The most significant differences between the trust's financial statements and those prepared in accordance with U.S. generally accepted accounting principles are:

- Net profits income is recognized in the month received rather than accrued in the month of production.
- Expenses are recognized when paid rather than when incurred.
- Cash reserves may be established by the trustee for certain contingencies that would not be recorded under generally accepted accounting principles.

This comprehensive basis of accounting other than U.S. generally accepted accounting principles corresponds to the accounting permitted for royalty trusts by the U.S. Securities and Exchange Commission, as specified by Staff Accounting Bulletin Topic 12:E, Financial Statements of Royalty Trusts. For further information regarding the trust's basis of accounting, see Note 2 to Financial Statements in the trust's annual report to unitholders for the year ended December 31, 2006.

All amounts included in the trust's financial statements are based on cash amounts received or disbursed, or on the carrying value of the net profits interests, which was derived from the historical cost of the interests at the date of their transfer from XTO Energy, less accumulated amortization to date. Accordingly, there are no fair value estimates included in the financial statements based on either exchange or nonexchange trade values.

Oil and Gas Reserves

The proved oil and gas reserves for the underlying properties are estimated by independent petroleum engineers. The estimated reserves for the underlying properties are then used by XTO Energy to calculate the estimated oil and gas reserves attributable to the net profits interests. Reserve engineering is a subjective process that is dependent upon the quality of available data and the interpretation thereof. Estimates by different engineers often vary, sometimes significantly. In addition, physical factors such as the results of drilling, testing and production subsequent to the date of an estimate, as well as economic factors such as changes in product prices, may justify revision of such estimates. Because proved reserves are required to be estimated using prices at the date of the evaluation, estimated reserve quantities can be significantly impacted by changes in product prices. Accordingly, oil and gas quantities ultimately recovered and the timing of production may be substantially different from original estimates.

The standardized measure of discounted future net cash flows and changes in such cash flows, as reported in Item 2 of the trust's Annual Report on Form 10-K, is prepared using assumptions required by the Financial

Accounting Standards Board and the Securities and Exchange Commission. Such assumptions include using year-end oil and gas prices and year-end costs for estimated future development and production expenditures. Discounted future net cash flows are calculated using a 10% rate. Changes in any of these assumptions, including consideration of other factors, could have a significant impact on the standardized measure. Accordingly, the standardized measure does not represent XTO Energy's or the trustee's estimated current market value of proved reserves.

Forward-Looking Statements

Certain information included in this annual report and other materials filed, or to be filed, by the trust with the Securities and Exchange Commission (as well as information included in oral statements or other written statements made or to be made by XTO Energy or the trustee) contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, relating to the trust, operations of the underlying properties and the oil and gas industry. Such forward-looking statements may concern, among other things, development activities, future development plans, increased density drilling, maintenance projects, development, production and other costs, oil and gas prices, pricing differentials, proved reserves, payout on reversion properties, production levels, litigation, regulatory matters and competition. Such forward-looking statements are based on XTO Energy's current plans, expectations, assumptions, projections and estimates and are identified by words such as "expects," "intends," "plans," "projects," "anticipates," "predicts," "believes," "goals," "estimates," "should," "could," and similar words that convey the uncertainty of future events. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially from expectations, estimates or assumptions expressed in, implied in, or forecasted in such forward-looking statements. Some of the risk factors that could cause actual results to differ materially are explained in Item 1A.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

The only assets of and sources of income to the trust are the net profits interests, which generally entitle the trust to receive a share of the net profits from oil and gas production from the underlying properties. Consequently, the trust is exposed to market risk from fluctuations in oil and gas prices. The trust is a passive entity and, other than the trust's ability to periodically borrow money as necessary to pay expenses, liabilities and obligations of the trust that cannot be paid out of cash held by the trust, the trust is prohibited from engaging in borrowing transactions. The amount of any such borrowings is unlikely to be material to the trust. In addition, the trustee is prohibited by the trust indenture from engaging in any business activity or causing the trust to enter into any investments other than investing cash on hand in specific short-term cash investments. Therefore, the trust cannot hold any derivative financial instruments. As a result of the limited nature of its borrowing and investing activities, the trust is not subject to any material interest rate market risk. Additionally, any gains or losses from any hedging activities conducted by XTO Energy are specifically excluded from the calculation of net proceeds due the trust under the forms of the conveyances. The trust does not engage in transactions in foreign currencies which could expose the trust to any foreign currency related market risk.

Item 8. *Financial Statements and Supplementary Data*

The financial statements of the trust and the notes thereto, together with the related reports of KPMG LLP dated February 28, 2007, appearing on pages 10 through 16 of the trust's annual report to unitholders for the year ended December 31, 2006, are incorporated herein by reference.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

There have been no changes in accountants and no disagreements with the trust's independent registered public accountants on any matter of accounting principles or practices or financial statement disclosures during the two years ended December 31, 2006.

Item 9A. *Controls and Procedures*

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

The trustee conducted an evaluation of the trust's disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on this evaluation, the trustee has concluded that the trust's disclosure controls and procedures were effective as of the end of the period covered by this annual report. In its evaluation of disclosure controls and procedures, the trustee has relied, to the extent considered reasonable, on information provided by XTO Energy.

Trustee's Report on Internal Control Over Financial Reporting

The trustee, Bank of America, N.A., is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, as amended. The trustee conducted an evaluation of the effectiveness of the trust's internal control over financial reporting based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the trustee's evaluation under the framework in *Internal Control—Integrated Framework*, the trustee concluded that the trust's internal control over financial reporting was effective as of December 31, 2006. The trustee's assessment of the effectiveness of the trust's internal control over financial reporting as of December 31, 2006 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report on page 16 of the trust's annual report to unitholders for the year ended December 31, 2006, which is incorporated herein by reference.

There were no changes in the trust's internal control over financial reporting during the quarter ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, the trust's internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors and Executive Officers of the Registrant*

The trust has no directors, executive officers or audit committee. The trustee is a corporate trustee which may be removed, with or without cause, by the affirmative vote of the holders of a majority of all the units then outstanding.

Section 16(a) of the Securities Exchange Act of 1934 requires that beneficial owners of more than 10% of the registrant's equity securities file initial reports of beneficial ownership and reports of changes in beneficial ownership with the Securities and Exchange Commission and the New York Stock Exchange. The Securities and Exchange Commission has taken the position that executive officers and directors of XTO Energy must also file initial ownership reports and reports of changes in beneficial ownership. Copies of the reports must be provided to the trust. To the trustee's knowledge, based solely on the information furnished to the trust, the trust is unaware of any person that failed to file on a timely basis reports required by Section 16(a) filing requirements with respect to the trust units of beneficial interest during and for the year ended December 31, 2006.

Because the trust has no employees, it does not have a code of ethics. Employees of the trustee, Bank of America, N.A., must comply with the bank's code of ethics, a copy of which will be provided to unitholders, without charge, upon request by appointment at Bank of America Plaza, 17th Floor, 901 Main Street, Dallas, Texas 75202.

Item 11. *Executive Compensation*

The trustee received the following annual compensation from 2004 through 2006 as specified in the trust indenture:

Name and Principal Position	Year	Other Annual Compensation (1)
Bank of America, N.A., Trustee	2006	$12,884
	2005	10,304
	2004	7,611

(1) Under the trust indenture, the trustee is entitled to an administrative fee of: (i) 1/20 of 1% of the first $100 million of the annual gross revenue of the trust, and 1/30 of 1% of the annual gross revenue of the trust in excess of $100 million, and (ii) trustee's standard hourly rates for time in excess of 300 hours annually.

Item 12. *Security Ownership of Certain Beneficial Owners and Management*

The trust has no equity compensation plans.

(a) *Security Ownership of Certain Beneficial Owners.* The trustee is not aware of any person who beneficially owns more than 5% of the outstanding units.

(b) *Security Ownership of Management.* The trust has no directors or executive officers. As of February 22, 2007, Bank of America, N.A. owned, in various fiduciary capacities, 49,941 units with a shared right to vote 26,986 of these units and no right to vote 22,955 of these units. Bank of America, N.A. disclaims any beneficial interests in these units. The number of units reflected in this paragraph includes units held by all branches of Bank of America, N.A.

(c) *Changes in Control.* The trustee knows of no arrangements which may subsequently result in a change in control of the trust.

Item 13. ***Certain Relationships and Related Transactions***

In computing net profits income paid to the trust for the 75% net profits interests, XTO Energy deducts an overhead charge as reimbursement for costs associated with monitoring these interests. This charge at December 31, 2006 was $25,308 per month, or $303,696 annually (net to the trust of $227,772 annually). XTO Energy also deducts an overhead charge as operator of the Penwell Unit. As of December 31, 2006, overhead attributable to the Penwell Unit was $2,470 per month, or $29,640 annually (net to the trust of $22,230 annually). These overhead charges are subject to annual adjustment based on an oil and gas industry index.

See Item 11 for the remuneration received by the trustee from 2004 through 2006 and Item 12(b) for information concerning units owned by the trustee, Bank of America, N.A., in various fiduciary capacities.

Item 14. ***Principal Accounting Fees and Services***

Fees for services performed by KPMG LLP for the years ended December 31, 2006 and 2005 are:

	2006	2005
Audit fees	$71,750	$66,000
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
	$71,750	$66,000

As referenced in Item 10, above, the trust has no audit committee, and as a result, has no audit committee pre-approval policy with respect to fees paid to KPMG LLP.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) The following documents are filed as a part of this report:

1. *Financial Statements (incorporated by reference in Item 8 of this report)*

   Independent Registered Public Accounting Firm Reports
   Statements of Assets, Liabilities and Trust Corpus at December 31, 2006 and 2005
   Statements of Distributable Income for the years ended December 31, 2006, 2005 and 2004
   Statements of Changes in Trust Corpus for the years ended December 31, 2006, 2005 and 2004
   Notes to Financial Statements

2. *Financial Statement Schedules*

   Financial statement schedules are omitted because of the absence of conditions under which they are required or because the required information is given in the financial statements or notes thereto.

3. *Exhibits*

(4) (a) Cross Timbers Royalty Trust Indenture amended and restated on January 13, 1992 by NationsBank, N.A. (now Bank of America, N.A.), as trustee, heretofore filed as Exhibit 3.1 to the trust's Registration Statement No. 33-44385 filed with the Securities and Exchange Commission on February 19, 1992, is incorporated herein by reference.

(b) Net Overriding Royalty Conveyance (Cross Timbers Royalty Trust, 90% - Texas) from South Timbers Limited Partnership, West Timbers Limited Partnership, North Timbers Limited Partnership, East Timbers Limited Partnership, Hickory Timbers Limited Partnership, and Cross Timbers Partners, L.P. (predecessors of XTO Energy) to NCNB Texas National Bank (now Bank of America, N.A.), as trustee, dated February 12, 1991 (without Schedules A and B), heretofore filed as Exhibit 10.1 to the trust's Registration Statement No. 33-44385 filed with the Securities and Exchange Commission on February 19, 1992, is incorporated herein by reference.

(c) Correction to Net Overriding Royalty Conveyance (Cross Timbers Royalty Trust, 90% - Texas) from South Timbers Limited Partnership, West Timbers Limited Partnership, North Timbers Limited Partnership, East Timbers Limited Partnership, Hickory Timbers Limited Partnership, and Cross Timbers Partners, L.P. (predecessors of XTO Energy) to NCNB Texas National Bank (now Bank of America, N.A.), as trustee, dated September 23, 1991 (without Schedules A and B), heretofore filed as Exhibit 10.2 to the trust's Registration Statement No. 33-44385 filed with the Securities and Exchange Commission on February 19, 1992, is incorporated herein by reference.

(d) Net Overriding Royalty Conveyance (Cross Timbers Royalty Trust, 75% - Texas) from South Timbers Limited Partnership, West Timbers Limited Partnership, North Timbers Limited Partnership, East Timbers Limited Partnership, Hickory Timbers Limited Partnership, and Cross Timbers Partners, L.P. (predecessors of XTO Energy) to NCNB Texas National Bank (now Bank of America, N.A.), as trustee, dated February 12, 1991 (without Schedules A and B), heretofore filed as Exhibit 10.5 to the trust's Registration Statement No. 33-44385 filed with the Securities and Exchange Commission on February 19, 1992, is incorporated herein by reference.

(13) Cross Timbers Royalty Trust annual report to unitholders for the year ended December 31, 2006

(23.1) Consent of KPMG LLP

(23.2) Consent of Miller and Lents, Ltd.

(31) Rule 13a-14(a)/15d-14(a) Certification

(32) Section 1350 Certification

Copies of the above Exhibits are available to any unitholder, at the actual cost of reproduction, upon written request to the trustee, Bank of America, N.A., P.O. Box 830650, Dallas, Texas 75283-0650.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

CROSS TIMBERS ROYALTY TRUST
By BANK OF AMERICA, N.A., TRUSTEE

By /s/ NANCY G. WILLIS
Nancy G. Willis
Vice President

XTO ENERGY INC.

Date: March 1, 2007

By /s/ LOUIS G. BALDWIN
Louis G. Baldwin
Executive Vice President and
Chief Financial Officer

(The trust has no directors or executive officers.)

901 Main Street, 17th Floor
P.O. Box 830650
Dallas, Texas 75283-0650
(877) 228-5084
Bank of America, N.A., Trustee

A copy of the Cross Timbers Royalty Trust Form 10-K has been provided with this Annual Report. Additional copies of this Annual Report and Form 10-K will be provided to unitholders without charge upon request. Copies of exhibits to the Form 10-K may be obtained upon request or from the trust's web site at www.crosstimberstrust.com.

Web Site
www.crosstimberstrust.com

Auditors
KPMG LLP
Dallas, Texas

Legal Counsel
Thompson & Knight L.L.P.
Dallas, Texas

Tax Counsel
Winstead Sechrest & Minick P.C.
Houston, Texas

Transfer Agent and Registrar
Mellon Investor Services, L.L.C.
www.melloninvestor.com



Cross Timbers Royalty Trust
901 Main Street, 17th Floor
P.O. Box 830650
Dallas, Texas 75283-0650
(877) 228-5084
Bank of America, N.A., Trustee

END